1 0 0  Y E A R S   O F  H E A R T

2005 – 2006 SASKATCHEWAN
PROVINCIAL BUDGET

BUDGET AND
PERFORMANCE PLAN SUMMARY

SASKATCHEWAN

The Hon. Harry Van Mulligen
Minister of Finanace

MINISTER’S MESSAGE

100 Years of Heart

It is with great pleasure that I table the 2005-06 Budget and supporting documents for public review and discussion.

In our Centennial Year, we have much to celebrate – not only in terms of what this budget delivers for the future, but also what we have accomplished in our first remarkable century. We have undoubtedly come a long way from our humble beginnings in 1905.

The first provincial budget in 1905 was little more than a revenue and expense chart to cover the four-month term from September to December of that year.

That first “budget” showed total revenue of $665,306.59, with 85 per cent of those funds coming from the Dominion of Canada. It’s interesting to note we generated $2 in revenue from the registration of stallions at that time. Expenditures totalled $118,601.77, with 65 per cent of that going to Public Works and also Civil Government. Back then, as is echoed today, Education was also a priority – receiving 13.5 per cent of funding in 1905.

Fast forward 100 years, and our Budget is valued at close to $7 billion, with funding for health comprising 44 per cent of operating expenses, followed by 20 per cent for education. Our predecessors could only dream of what we are able to realize today with enhanced social programs for those in need, numerous opportunities for our youth, advances and enhancements to our health system and measures to build on our economic momentum.

Saskatchewan’s history has been one of ups and downs – we have suffered our dark days, falling victim to the forces of nature and other more threatening forces beyond our control. But despite the deadliest tornado in Canadian history that devastated Regina in 1912, despite the dust bowl of the Great Depression, despite heeding the call for our men and women to fight in two World Wars and other conflicts, despite recent years of devastating drought, killing frosts and the BSE crisis – despite all of this, and more, we rebound. The sun always rises, basking our landscape with its brilliance. We turn our faces towards it, taking courage in its hopeful light. We are resilient.

People make light of how Saskatchewan is always “next year country”. In some respects, they’re right. We are eternal optimists. And that’s a good thing. But “next year” has arrived – we are a have province, our economy overall is performing well, and we’re riding the momentum towards bigger things.

So I invite you, with great optimism and pride, to explore the material in this and other Budget documents. I invite you to take notice of and pride in what programs and services our government is able to provide you, the people we serve. Undoubtedly, our forefathers would have been impressed at where their humble beginnings have led us on our 100-year path.

/s/ Harry Van Mulligen
Harry Van Mulligen
Minister of Finance

TABLE OF CONTENTS

INTRODUCTION AND OVERVIEW
Performance Plan Summary	4
TECHNICAL PAPERS
Federal Equalization	30
Saskatchewan's Economic Outlook	37
General Revenue Fund Financial Outlook	47
2005-06 Revenue Initiatives	52
Saskatchewan's Tax Expenditures	55
2005 Intercity Comparison of Taxes and Household Charges	60
2005-06 Borrowing and Debt	64
Fiscal Stabilization Fund	70
Saskatchewan Centennial Summit	72
GENERAL REVENUE FUND (GRF) BUDGET DETAILS (FINANCIAL TABLES)
GRF - Statement of Operations and Accumulated Deficit	78
GRF - Statement of Change in Net Debt	78
GRF - Statement of Cash Flow	79
GRF - Schedule of Revenue	80
GRF - Schedule of Expense	81
GRF - Schedule of Debt	82
GRF - Schedule of Borrowing Requirements	83
GRF - Schedule of Guaranteed Debt	84
SUMMARY FINANCIAL BUDGET DETAILS (FINANCIAL TABLES)
Summary Statement of Surplus	86
Summary Statement of Changes in Net Debt	88
Restatement March 31, 2004 Net Debt and Accumulated Deficit	88
Summary Statement of Financial Position	89
Summary Statement of Debt	90
Notes to the Summary Financial Budget	91

1 0 0  Y E A R S   O F  H E A R T

2005-2006 PROVINCIAL BUDGET

PERFORMANCE PLAN SUMMARY

INTRODUCTION

This plan is part of the Government’s continuing efforts to improve transparency and accountability. Preparing plans, tracking progress and reporting back will lead to more and better information for managers and decision-makers, enhanced accountability to the public and, ultimately, improved program and service outcomes.

The Government’s plan touches upon past accomplishments and current challenges and opportunities, and highlights the key strategies planned for 2005-06 in support of four overriding themes:

•	Make Saskatchewan an affordable place to live and raise a family

•	Build a green and prosperous economy

•	Provide the best health care in Canada

•	Build a future for our young people here

With the 2005-06 Budget, the Government is again releasing performance plans for departments, some Treasury Board Crown corporations and two key cross-government strategies. These plans provide the public with more detail about these strategies and many other important initiatives planned for the coming year.

Department plans also include performance measures and baseline data to help the public monitor and evaluate each department’s progress over time in achieving its stated priorities. To find out more about these plans, refer to the Contacts for Performance Plans section included in this document.

Saskatchewan’s Crown corporation sector also uses a strategic planning and performance management approach. Links to individual Crown websites are available through the Crown Investments Corporation (CIC) website (http://www.cicorp.sk.ca/). Information about the strategic and performance management model used in the Crown sector is provided on pages 36 and 37 of CIC’s 2003 Annual Report.

Government is committed to fulfilling these planned strategies and initiatives and will provide the public with a status report in the 2005 Mid-Year Report, which will be released in the fall. Departments will report back on actual results compared to their plans in 2005-06 Annual Reports, which will be released in July 2006. Information gathered through the reporting process will be used to continually evaluate and refine the priorities and initiatives outlined in the Government’s plan and individual department plans.

Please note: All of the strategic priorities for the 2005-06 fiscal year on the following pages include a department or agency reference at the end of each, indicating which area of Government is responsible for that particular action.

2005-06 Saskatchewan Provincial Budget

MAKE SASKATCHEWAN AN AFFORDABLE PLACE TO LIVE AND RAISE A FAMILY

Saskatchewan is a great place to live, work and raise a family. The Government’s efforts to develop safe and affordable housing, support self-reliant families and build community infrastructure is part of the reason why.

SUPPORT SELF-RELIANT FAMILIES

Over the past decade, Saskatchewan has made significant progress in reducing poverty. From 1992 to 2002, the after-tax low-income rate for all family units declined from 15.1 per cent to 10.8 per cent. The decline in the incidence of low income among female lone parent families was particularly dramatic – from 53.4 per cent in 1992 to 31.9 per cent in 2002, a reduction of over 20 per cent. This drop is a result of a strong economy and Building Independence, a series of income and employment supports that help Saskatchewan people make the move from social assistance to jobs.

The Government recognizes that the causes of poverty must be addressed through policies that promote economic development, improved access to education, safe and affordable housing and rational labour market policies. Saskatchewan is working towards further reducing the causes of poverty through redesigned income security programming, new housing strategies to provide quality affordable housing to low-income people and essential employment supports such as quality child care.

A significant number of Saskatchewan people experience financial and non-financial barriers to post-secondary education. According to the provincial omnibus polling (June 2003), the most frequently cited barriers are tuition, living costs, and fear of debt. In response, the Government provides a range of income support programs for learners through the Canada-Saskatchewan Integrated Student Loans Program.

Several federal and provincial debt reduction benefits are also available to students to reduce the amount of student loans they will have to repay and minimize their student debt. Federal and provincial debt reduction benefits include: Saskatchewan Student Bursary, Canada and Saskatchewan Student Grants, provincial loan remission, loan forgiveness, and the Canada Millennium Scholarship Foundation Bursaries.

Initiatives implemented in 2003-04 include a $50 per week increase to “in-study” earnings and a merit based scholarship exemption of $1,800; 2004-05 saw an increase of $300 to the weekly loan limit for medical students.

The Government remains committed to ensuring that Saskatchewan families enjoy now, and into the future, the lowest cost package of basic utility rates in Canada. This commitment was met for 2004 with the implementation of a rebate program that saw 380,000 Saskatchewan families receive a rebate of $137. The Crown Investments Corporation (CIC) will continue to monitor utility rates and rate actions in other jurisdictions, as well as in the Crown sector to ensure this promise of lowest cost basic utilities will be met in 2005 and beyond.

Strategic Priorities in 2005-06

•	Monitor utility rates and rate actions in other jurisdictions, as well as in the Crown sector to ensure the Government’s promise of lowest cost basic utilities is met in 2005
[Crown Investments Corporation]

2005-06 Saskatchewan Provincial Budget

•	Provide $110 million over two years for education property tax relief for Saskatchewan families, farms and businesses. In 2005, the average tax credit will be approximately eight per cent of the education property tax levy [Learning]

•	Help make post-secondary education more affordable for post-secondary students and their families by:

~	Providing $6.7 million to the University of Regina and the University of Saskatchewan to maintain tuition fees at the 2004-05 level

~	Reducing the cost of post-secondary education by allocating funding for additional student bursaries

~	Expanding Centennial Merit scholarship funding from $500,000 to $1 million

~	Undertaking a review of the Province's student financial assistance program
[Learning]

•	Implement a new employment model so that all new applicants for income supports, who are job ready or have capacity for employment, will receive employment services and the Transitional Employment Allowance [Community Resources and Employment]

•	Increase the take-up of the Saskatchewan Employment Supplement by indexing the income thresholds for families to qualify for the program [Community Resources and Employment]

•	Increase the adult basic allowance by $10 for over 24,000 individuals on social assistance [Community Resources and Employment]

•	Increase the adult basic allowance by $10 for over 24,000 individuals on social assistance [Community Resources and Employment]

DEVELOP SAFE AND AFFORDABLE HOUSING

Safe and affordable housing is vital for healthy families and communities. There is a growing body of evidence that housing circumstances affect the well-being of adults and children. Research on the impact of housing shows a link between housing and neighbourhood characteristics and children’s educational achievements – if families live in adequate, affordable housing, and they have security of tenure that helps reduce mobility, children experience better educational outcomes.

In May 2004, the Government introduced HomeFirst, a five-year provincial housing strategy that will invest up to $161 million for affordable homes and $39 million for housing supplements for families and persons with disabilities in cities and in the North. This strategy will bring safe, adequate, affordable housing within reach of thousands of lower-income Saskatchewan families. More low and modest-income households will be able to obtain good quality, affordable rental housing while some families will be able to purchase a home of their own.

Strategic Priorities in 2005-06

•	Implement the Saskatchewan Rental Housing Supplement (includes Family Housing Supplement and the Disability Housing Supplement) to increase the affordability and quality of housing for up to 10,000 low-income families and up to 3,000 households of persons with disabilities [Community Resources and Employment]

•	Implement new repair and renovation programs, linked to the Saskatchewan Rental Housing Supplement, to increase the quality of up to 3,000 affordable housing units by 2008 (700 this year) [Community Resources and Employment]

2005-06 Saskatchewan Provincial Budget

•	Continue development of new affordable housing units (600 committed in 2005-06) as part of our commitment to create up to 2,000 affordable housing units by 2008 [Community Resources and Employment]

BUILD COMMUNITY INFRASTRUCTURE

Strong, stable and responsive municipal governments are integral to our economic and social progress. The Province supports municipalities in their efforts to keep municipal services up-to-date and affordable – in January 2005, the Government approved $38 million in provincial funding over four years under the Canada-Saskatchewan Municipal Rural Infrastructure Fund (CSMRIF) to match federal funding, with participating communities contributing one-half of the project costs, for a total potential investment of $152 million.

The Government of Saskatchewan has a number of infrastructure projects planned for the coming year across the Province. In addition to design and initial site work on the renewal project for the Regina Correctional Centre and site selection and design work on a new Provincial Laboratory in Regina, capital and maintenance projects are also planned in other communities. Projects include the Court House and Davies Building in Moose Jaw, MacIntosh Mall in Prince Albert, E.I. Wood Building in Swift Current, Mistasinihk Place in La Ronge, the young offenders facility in North Battleford and several government buildings in Regina.

Strategic Priorities in 2005-06

•	Implement the new Municipal Rural Infrastructure Fund (CSMRIF) and the Canada-Saskatchewan Infrastructure Fund (CSIF) and continue provincial and federal funding under the existing Canada-Saskatchewan Infrastructure Program (CSIP) [Government Relations]

•	Contribute $500,000 for this year to Regina and Saskatoon urban development agreements, which will leverage $1 million in federal funding and $500,000 in total from the cities of Saskatoon and Regina, for total funding of $2 million annually as part of a five-year agreement to be used for neighbourhood renewal; culture, recreation and innovation [Government Relations]

•	Complete landscaping and finishing work on the Wascana Lake project in Regina. In May 2005, the grand opening of the Centennial addition and Interpretive Centre of Government House Heritage Property will take place [Property Management; Government Relations]

•	Complete 2005 Canada Summer Games site preparation work in Wascana Park, so that Canadians from across the country can enjoy the events to be held this August in Regina [Property Management]

2005-06 Saskatchewan Provincial Budget

BUILD A GREEN AND PROSPEROUS ECONOMY

The Province’s continuing efforts to build a green and prosperous economy are paying off. Saskatchewan posted solid real economic growth of 3.1 per cent in 2004. Among Canadian provinces, in 2004, Saskatchewan had the second-highest real GDP growth, the largest percentage increase in total international exports, the highest percentage increase in the value of manufacturing shipments, the second-lowest unemployment rate, the third-highest increase in housing starts and the fifth-highest increase in retail sales.

These numbers reflect an economy that is performing well with businesses that are succeeding at home and abroad, and workers who are seizing opportunities for themselves and their families.

The coming year also looks promising. The 2005-06 Budget forecast projects real provincial economic growth of 3.0 per cent in 2005, based on continued strength in the end markets for the Province’s main exports, strong energy prices, rising investment, improving agricultural commodity prices and crop production levels at or near the 10-year average. Private sector forecasters, while more bullish on Saskatchewan’s real economic performance in 2004, are somewhat less optimistic about 2005, projecting, on average, real GDP growth of 2.9 per cent. Nonetheless, the Conference Board of Canada projects the second highest real economic growth among provinces for Saskatchewan in 2005.

CREATE A POSITIVE BUSINESS CLIMATE

The Government will continue to invest in Saskatchewan’s resources and people and work with economic and community leaders to enhance a business climate where even more companies are succeeding and even more Saskatchewan people are working. A number of ongoing initiatives will help to maintain a positive business climate in 2005 and beyond.

The Canada-Saskatchewan Western Economic Partnership Agreement (WEPA), signed in September 2003, is a five-year, $50 million fund intended to:

•	develop Saskatchewan's small- and medium-sized business sector;

•	support economic and technological innovation for a more competitive and globally-based business environment;

•	encourage increased Aboriginal participation in the economy and the workforce; assist in increased diversification and value-added processing activities; and,

•	increase the economic opportunities that make Saskatchewan communities more sustainable.

The Small Business Loans Association Program helps small businesses to grow, create opportunities and jobs, and strengthen communities across the Province. Since its inception in 1989, more than $50.5 million has been loaned to 9,200 new and existing businesses, creating or maintaining over 20,600 jobs.

2005-06 Saskatchewan Provincial Budget

The Government supports the development of the livestock industry through provision of loan guarantees to producer associations. In 2005-06, guarantees are expected to be over $50 million.

The Invest in Saskatchewan Labour Sponsored Venture Capital Corporation (LSVCC) fund provides individual investors with up to 35 per cent in tax credits and an RRSP deduction. These funds are invested in Saskatchewan companies to help them expand their operations in the Province. From 1999 to 2004, Saskatchewan residents invested $72 million in the LSVCC program, saving more than $14 million on their personal income taxes and benefiting 45 companies.

The Province’s investment Crown, Investment Saskatchewan Inc., continues to proactively source and invest in companies that will increase economic activity in Saskatchewan. In 2005, up to $50 million has been earmarked for investment opportunities in provincial businesses that show growth potential and promise commercial return.

The Crown Investments Corporation (CIC) also plays an important role in developing economic initiatives and ensuring a positive business climate. During 2005, CIC anticipates further partnerships and investment strategies will be developed to foster greater participation in the economy by Aboriginal people.

Strategic Priorities in 2005-06

•	Establish a Business Tax Review committee composed of independent experts to review Saskatchewan's business tax regime [Finance]

•	Release a provincial action plan based on the results of the January 2005 Saskatchewan Centennial Summit [Industry and Resources]

•	Introduce new incentives for Enhanced Oil Recovery projects, including a revised royalty and production tax structure, a revised and renewed Saskatchewan Petroleum Research Incentive Program and selected sales and fuel tax exemptions [Industry and Resources]

•	Assist in the formation of new public-private partnership entity – an Entrepreneurial Foundation – to provide Saskatchewan entrepreneurs with access to business mentors and business development commercial resources to assist in building an “investment ready” business plan [Crown Investments Corporation]

•	Develop an Entrepreneurial Venture Capital Fund, with private capital and private sector management, which will close the gap between existing venture capital sources by providing venture capital for new business start-up and business expansion where the requirements are under $1 million. The fund will be positioned to respond to the “investment ready” business plans that have passed through the Entrepreneurial Foundation [Crown Investments Corporation]

•	Provide funding through the Western Economic Partnership Agreement (WEPA) to priority sector projects, including development of new technologies [Industry and Resources]

•	Focus efforts on securing a more level international playing field for our agricultural producers/exporters, and obtain significant new market access for our producers/exporters of non-agricultural products and commercial services, from the current multilateral negotiations in the World Trade Organization [Government Relations]

•	Work to restore free market access to the U.S. for our producers/exporters of softwood lumber, cattle and beef, wheat and live swine, all of which are under current trade restrictions imposed by the U.S. [Government Relations]

2005-06 Saskatchewan Provincial Budget

•	Increase grant funding for Saskatchewan Trade and Export Partnership (STEP) to assist new exporters and to increase analysis of new markets [Industry and Resources]

•	Increase grant funding to Tourism Saskatchewan marketing initiatives to generate increased visitor spending in Saskatchewan [Industry and Resources]

•	Expand the Sub-surface Geological Core Library to ensure new core and drill cutting samples are stored and made available to industry for economic potential assessment/research [Industry and Resources]

IMPLEMENT AN AGGRESSIVE IMMIGRATION STRATEGY

Although immigration is primarily a federal responsibility, the Province is taking action to attract more skilled workers and economic immigrants, primarily through the Saskatchewan Immigrant Nominee Program (SINP).

Through an agreement with Citizenship and Immigration Canada, the SINP allows Saskatchewan to define its own immigration priorities and selection criteria and have applicants fast-tracked through the federal immigration process. The SINP is helping to reverse a long-term trend of declining immigration to Saskatchewan. In 2004, the total number of immigrants destined to Saskatchewan reached 1,949 – the highest since 1995. Of this total, 373 were nominees and their families brought in under the SINP. Over 700 people are currently in the process of becoming landed immigrants in Saskatchewan through the SINP.

In 2004-05, the SINP Skilled Worker category was opened up to allow nominations for any eligible immigrant with a permanent job offer; a new SINP Graduated Foreign Student category was created; and, a pilot project was signed with Citizenship and Immigration Canada to allow foreign students to work an additional year after graduation without requiring a renewal of their work permit.

The Department of Government Relations works with service organizations and other federal and provincial departments to co-ordinate efforts to help settle and retain immigrants and refugees when they arrive. Having adequate English language skills is essential to finding work and successfully integrating into the labour market. In 2004-05, a Canada–Saskatchewan contribution agreement was signed under the federal Enhanced Language Training (ELT) Initiative, which will result in a commitment of more than $364,000 from Canada and Saskatchewan to support ELT research and planning work.

There is growing interest among Saskatchewan employers, municipal leaders and businesses in using immigration to respond to labour market and demographic needs. The Government is working with employers and local communities to facilitate creating a supportive and welcoming environment for newcomers that may help to improve their long-term retention in Saskatchewan communities.

Strategic Priorities in 2005-06

•	Strengthen our workforce and economy through continued expansion of the Saskatchewan Immigrant Nominee Program, and make the program more flexible for immigrants who want to own and operate a business in Saskatchewan [Government Relations]

•	Implement a Canada-Saskatchewan Contribution Agreement for the delivery of Enhanced Language Training (ELT) services in Saskatchewan, based on planning and development work and consultations completed in 2004-05 [Government Relations]

2005-06 Saskatchewan Provincial Budget

•	Implement an immigrant internship project with community partners to establish work opportunities for immigrants to help them advance in the labour market [Government Relations]

•	Implement strategies to attract new people and investment to the livestock industry [Agriculture and Food]

•	Four of the nine new residency seats at the College of Medicine are reserved to provide foreign-trained doctors with better access to residency positions [Health]

STRENGTHEN AND DIVERSIFY THE RURAL AND NORTHERN ECONOMIES

In March 2005, the Premier announced the creation of the Department of Rural Development, effective April 1, 2005, to better serve rural residents and promote economic growth in rural communities. The new Department will continue to be guided by the vision, goals and priorities of the Rural Strategy to create a competitive business environment, provide sustainable and effective public infrastructure and support strong and healthy communities (for more information, see: http://www.agr.gov.sk.ca/DOCS/about_us/department_info/RuralStrategy/RuralStrategy2002.asp).

The Government’s key rural programs and services will be brought together in the new Department, including:

•	Responsibility for the Action Committee on the Rural Economy (ACRE);

•	Analysis and development of rural economic policies;

•	Small Business Loans Association Program;

•	Responsibility for Regional Economic Development Authorities (REDAs) outside of Regina and Saskatoon; and,

•	The Co-operative Development Assistance Program.

Saskatchewan’s economy is amongst the most export-oriented of any province in Canada and our international exports clearly predominate, by value, over inter-provincial exports. In 2003, some 27 per cent of our international exports consisted of agricultural and forestry products from rural and northern Saskatchewan.

Saskatchewan has never experienced the magnitude of market disruption from restricted trade access resulting from animal health/food safety issues as it has from the trade restrictions imposed following the discovery of one Canadian case of Bovine Spongiform Encephalopathy (BSE). This situation has necessitated the continued development and delivery of ad hoc programming to mitigate some of the negative economic impacts arising from this unique situation. BSE programs implemented in the fall of 2004 and extending into 2005 will inject up to $23 million of additional provincial funds and almost $30 million in additional federal funds to help stabilize the industry.

Current U.S. trade restrictions on Saskatchewan’s exports of lumber, beef/cattle, live swine and wheat are estimated to have cost Saskatchewan close to $1 billion, equivalent to 10 per cent of our annual exports to the U.S, in lost export sales since those restrictions were imposed. Because the U.S. market is the key export destination for our softwood, beef/cattle and live swine sectors, these U.S. restrictions are particularly hard on our farmers/companies/workers in rural and northern Saskatchewan.

Saskatchewan’s North is a resource-rich area that covers almost half of the Province but has less than four per cent of our population. Economic opportunities exist in northern mining, forestry, tourism, and traditional resource harvesting sectors, with the potential to support value-added activity within, and outside of, the region. The development of economic enabling infrastructure, the availability of financial resources, and increasing skill and education levels of northerners can stimulate, strengthen, and diversify the northern economy.

2005-06 Saskatchewan Provincial Budget

The five-year Northern Development Agreement (2002-2007) will provide $20 million in provincial and federal funds to promote and support sustainable northern economic development and to encourage the full participation of northerners in Saskatchewan’s economy. To date, 19 projects and more than $7 million in funding has been approved.

The Government’s investments in infrastructure development are a key foundation in strengthening and diversifying the rural and northern economies. The Department of Highways and Transportation is transforming Thin Membrane Surface (TMS) highways through upgrades to pavements and truck route management agreements. Over the last two years, 229 km of TMS roads have been upgraded to a paved standard at a cost of almost $52 million. The Department has reduced the length of TMS highways from 8,270 km in 1999 to 6,515 km in 2004.

Between 1991 and 2004, the Province has invested over $46 million to improve more than 340 km of highways in the Northern Administration District as part of Road Transportation Agreements with the forestry industry to increase transportation efficiency. These highways also support northern economic and social development and provide a better level of service to local residents, tourists and other industrial users.

Strategic Priorities in 2005-06

•	Continue the development agenda for agriculture, while working with stakeholders to achieve economic recovery and to address new challenges as they occur [Agriculture and Food]

•	Implement a meat processing strategy that will address the constraints in that sector and lead to the expansion of industry slaughter and processing capacity [Agriculture and Food]

•	Work within Government to respond to and implement recommendations from the Action Committee on the Rural Economy (ACRE) and continue the ongoing work with regionally-based development organizations, the small business sector and co-operatives in order to grow the rural economy [Rural Development]

•	Provide opportunities for northerners to enhance local economic development through the Northern Development Agreement, in conjunction with the federal government and northern partners [Northern Affairs]

•	Contract for the completion of upgrading on 117 km of TMS highway to a paved standard through the federal-provincial Prairie Grain Roads Program [Highways and Transportation]

•	Deliver 57 km of road improvements under forestry commitments, including Road Transportation Agreements with Weyerhaeuser, at a cost of $5.3 million [Highways and Transportation]

•	Invest over $25 million to preserve, operate and improve provincial highways, bridges and airports in Northern Saskatchewan [Highways and Transportation]

2005-06 Saskatchewan Provincial Budget

•	Complete drainage improvements at the Stony Rapids Airport through the federal Airport Capital Assistance Program [Highways and Transportation]

•	Continue implementation of a co-ordinated strategy, building on Saskatchewan’s financial commitment, to conclude an appropriate Canada-Saskatchewan joint funding agreement to enable the clean-up of abandoned northern uranium mine/mill sites [Industry and Resources; Northern Affairs; Environment]

•	Provide Northern Development Fund loans and grants to northern businesses, individuals, municipalities and First Nations Bands, and primary producers (fishing, trapping, wild rice); and technical support/advice to northern boards and committees to stimulate business and economic development and entrepreneurship in the Northern Administration District [Northern Affairs]

•	Continue implementation of the provincial forest industry expansion [Environment]

•	Invest $19.2 million in forest fire fighting capital including the purchase of two Convair CV580A land-based air tankers, as well as infrastructure upgrades [Environment]

IMPROVE INFRASTRUCTURE

Investing in infrastructure today and planning for tomorrow is key to the Province’s continued competitiveness as a place to do business. Saskatchewan has a well-developed principal road network connecting all major centres in the Province to markets, as well as an extensive network of regional highways that further supports economic and social development.

However, we are constantly challenged to sustain the existing road system by our geography, federal policy changes that have transferred an enormous amount of freight from the rail system to the road network and modern transportation logistics that depend heavily on the trucking industry. At the same time, we must strive to provide an efficient and competitive transportation system and policy framework that allows producers, suppliers and manufacturers to access key commercial routes and connect to major trade centres.

In 1997, the Province committed to complete twinning Highway 1 east to the Manitoba border (2012), Highway 1 west to the Alberta border (2008), and Highway 16 from North Battleford to the Alberta border (2010). These initiatives have been accelerated with cost-shared federal funding. The Department of Highways and Transportation has completed twinning on Highway 1 west to the Alberta border, and plans to complete twinning on the remainder of Highway 1 in 2007 and Highway 16 between North Battleford and Lloydminster in 2007.

SaskTel has announced two major business initiatives that will be rolled out over the next three years (2005 to 2007) to provide economical Internet access to rural communities, farms and northern and remote areas of the Province, allowing northern, rural and remote businesses to leverage the same competitive advantage through advanced communication as urban businesses.

•	CommunityNet II will provide wireless high speed Internet access to a minimum of 71 communities in the Province and their surrounding areas. All existing CommunityNet locations with a population over 100 and a school previously served by SCN’s satellite technology will benefit from this program. In addition, the majority of communities with populations greater than 200 will also benefit from CommunityNet II.

2005-06 Saskatchewan Provincial Budget

•	The Northern Broadband Network (NBN) initiative will see the expansion of high speed internet to 35 northern communities. Representatives from Prince Albert Grand Council, Meadow Lake Tribal Council, and New North formed the non-profit Northern Broadband Network (NBN) to develop and implement an Internet access project. SaskTel will own and operate the infrastructure. This program is a major business initiative that will provide economical broadband Internet access to First Nations and northern populations. Success in this endeavour means that these First Nations and northern populations have the same competitive advantage through advanced communication as are available in urban centers, at roughly the same price.

Upon completion of these two business initiatives, SaskTel will provide high speed Internet access to about 86 per cent of the population.

Strategic Priorities in 2005-06

•	Through the Strategic Highway Infrastructure Program and Canada Strategic Infrastructure Fund cost-share programs, invest $31.9 million to twin Highway 1 east and Highway 16 west by completing 40 km of grading, completing construction of two railway overpasses west of Broadview and opening 57 km of twinned highway [Highways and Transportation]

•	Resurface 269 km on the principal highway network and 64 km on the regional highway network [Highways and Transportation]

•	Invest in a number of projects to improve safety for the travelling public, including:

~	Invest $3.1 million for intersection improvements on Highway 11 near Rosthern
~	Begin grading a new four lane section on Highway 11 from Warman to 9 km north
~	Complete approximately 25 safety improvements

[Highways and Transportation]

•	Complete resurfacing on 18 km, through the Border Infrastructure Fund, on Highway 39 from Roche Percee to Estevan [Highways and Transportation]

•	Upgrade accessibility in eight Government buildings at an estimated cost of $1.2 million [Property Management]

•	Continue to implement CommunityNet II and the Northern Broadband Network initiatives, working towards the commitments outlined above [SaskTel]

•	Continue to evaluate technologies that will allow for future phases of expansion to achieve SaskTel’s ultimate goal of reaching 95 per cent of Saskatchewan’s population in the future [SaskTel]

2005-06 Saskatchewan Provincial Budget

INCREASE DEVELOPMENT AND USE OF GREEN ENERGY

The Government has implemented a number of “green” measures, including wind powered electrical generation capacity, mandated use of ethanol-blended gasoline, establishment of the Office of Energy Conservation and tax rebates on energy-efficient appliances.

Further measures planned include a major expansion of wind power capacity, continued examination of carbon dioxide injection and storage that also enhances oil pool recovery rates, and further development of projects under SaskPower’s Green Power Portfolio. The Green Power Portfolio ensures Saskatchewan’s electricity needs over the next four to five years will be met from environmentally friendly sources that do not increase greenhouse gas emissions. These efforts help improve the environment for future generations and provide opportunities to pursue new forms of economic growth and development, including growth in alternative and renewable energy sources.

Strategic Priorities in 2005-06

•	Ensure the Province’s ability to meet mandated requirements for ethanol-blended fuels in grants to producers under the Ethanol Fuel Grant program [Industry and Resources]

•	Support research in energy development, climate change and conservation through the million dollar Energy Sector Initiatives Fund [Industry and Resources]

•	Make the EnergyStar PST Rebate available at point-of-sale so customers will no longer have to mail in their rebates and wait for their cheques [Finance]

•	Complete the Rushlake Creek wind power generation project in 2005, which will add 150 megawatts of zero emission energy – enough to provide green power to 64,000 homes [SaskPower]

•	Reduce energy usage in five additional provincial government buildings to achieve annual energy savings of 20 per cent [Property Management]

•	Purchase 18.5 million KwH of wind-generated energy – about 22 per cent of the total electricity purchase for executive government [Property Management]

2005-06 Saskatchewan Provincial Budget

PROVIDE THE BEST HEALTH CARE IN CANADA

Accessible, quality health care is a top priority – 44 cents of every operating dollar is spent on health services. Significant investments are made each year to maintain and improve the health of Saskatchewan families.

The Health Budget increase this year will support a high quality, patient-focused health care system and further distinguish Saskatchewan as a national leader in health care. Investments in health care will enable us to continue with important initiatives outlined in the Action Plan for Saskatchewan Health Care (December 2001), the Government’s blueprint for a sustainable health care system.

REDUCE WAIT LISTS

Timely access to surgery and diagnostic services are important to the people of Saskatchewan. Work has been underway for some time to better monitor and manage wait lists. Through the Saskatchewan Surgical Care Network (SSCN), performance targets have been set and a comprehensive database to monitor progress against the targets is now in place across the Province (http://www.sasksurgery.ca). The demand for diagnostic imaging tests has been rising dramatically in Saskatchewan. The volume of CT scans performed has increased by about 70 per cent over 1998-99 and the volume of MRI tests has jumped approximately 210 per cent over the same period.

In November 2004, the Government announced an additional $9.3 million to continue to increase surgical throughput and invest in equipment in surgical suites, recovery rooms and surgical wards. In addition, $20.7 million was provided to strengthen medical imaging capacity through upgrading and replacing medical imaging equipment in regional and provincial hospitals including specialized cardiac imaging equipment, ultrasound, CT and MRI and extending hours of operation of high demand services such as CT and MRI in provincial and regional hospitals. This funding was part of the investment of $66 million in additional health care funding from the federal government for 2004-05. In 2005-06, this federal funding will continue to be used to increase surgical capacity and strengthen patient monitoring and follow-up processes.

Strategic Priorities in 2005-06

•	Continue with initiatives to allow increased volumes to meet the target time frames and improve access across a range of major and minor surgical procedures; in total, the health system will perform 1,200 to 1,500 additional surgeries to target patients who have been waiting more than 12 months [Health]

•	Develop a comprehensive strategy for diagnostic imaging services; establishing a Diagnostic Imaging Network advisory body this spring will be the first step in developing the provincial strategy [Health]

•	Increase CT capacity in regional and provincial hospitals; two incremental scanners, one in each of Lloydminster and North Battleford, will become operational this year and upgrades to faster units will allow increased capacity in Saskatoon, Regina and Prince Albert [Health]

2005-06 Saskatchewan Provincial Budget

•	Increase MRI capacity in provincial hospitals by almost 4,600; a second MRI in Regina Qu’Appelle Health Region will become operational this year and extended hours of service will be maintained on other units [Health]

•	Increase capacity in other specialized imaging areas to improve access (e.g., nuclear medicine and cardiac imaging) [Health]

•	Expand cancer treatment capacity at the Saskatchewan Cancer Agency by over 250 patients [Health]

IMPROVE FRONT LINE CARE

Before most people have contact with a hospital or require surgery or a diagnostic service, they seek advice from a doctor or someone else in a primary care setting. Primary Health Care teams involve physicians, registered nurses (nurse practitioners) and other health providers such as pharmacists, public health nurses, home care, ambulance, mental health providers and members of a chronic disease management team collaboratively to meet the individual clients needs. As of the end of February 2005, there are 34 primary health care teams in the Province.

Often the first point of contact with the health system can be a simple telephone call to a knowledgeable health professional to discuss a health need. The HealthLine, a toll-free, province-wide, 24-hour telephone health advice line has been in operation now for more than a year and continues to manage a large number of calls. (From August 1, 2003 to February 28, 2005, HealthLine managed 110,982 calls.)

For many Saskatchewan residents in rural and remote areas, access to a specialist can be a challenge. A growing network of telehealth sites will help patients in rural and remote areas have consultations through an interactive video link with specialists in larger centres. There is now at least one telehealth site in each health region, excluding the Athabasca Health Authority, working towards our goal of establishing a comprehensive network of sites across the Province.

Access to dialysis services close to home can be a great support for patients who would otherwise have to travel regularly to receive treatment. Dialysis units in Regina and Saskatoon serve the majority of patients in the Province. There are also dialysis satellites in Tisdale, Prince Albert, Lloydminster, Swift Current, Yorkton, and North Battleford.

Strategic Priorities in 2005-06

•	Continue to expand primary health care by developing over 20 new central and satellite primary health care teams [Health]

•	Operate eight new telehealth sites this year to improve rural and remote access to specialist services [Health]

•	Increase dialysis treatments by 8,000 procedures annually, including 500 new treatments provided in a new renal satellite station established in Moose Jaw last year [Health]

•	Implement patient care information systems in priority program delivery areas to help address workload issues, increase efficiency and enhance patient safety by providing higher quality and more timely information for patient care [Health]

•	Continue development and implementation of a Laboratory Results Reporting system to make laboratory results available electronically to more and more locations where health care providers work [Health]

2005-06 Saskatchewan Provincial Budget

TRAIN AND RECRUIT HEALTH PROFESSIONALS

In Saskatchewan, as in the rest of Canada and much of the world, retaining and recruiting health professionals is a high priority. In September 2004, Canada’s First Ministers agreed to accelerate their work on Health Human Resource action plans and/or initiatives to ensure an adequate supply and appropriate mix of health care professionals. In addition, they agreed to make their action plans public, including targets for the training, recruitment and retention of professionals by December 31, 2005.

In 2004-05, funding was made available for up to 600 ‘return for service’ bursaries and to date we have awarded over 500 of these to students studying in a health field. In addition, $200,000 has been provided to SIAST for perioperative nursing bursaries to increase the number of nurses available to work in operating rooms and intensive care units across Saskatchewan. Bursaries will continue to be awarded throughout the year.

The Government continues to work to ensure rural and specialist physicians are available. The current agreement with the Saskatchewan Medical Association provides for a variety of recruitment and retention program increases.

Strategic Priorities in 2005-06

•	Work with health system stakeholders to develop a province-wide health human resource plan that will describe the current health workforce and identify the issues, priorities, challenges and cost implications, and forecast some of our health human resource needs [Health]

•	Work to retain health professionals by providing safer, higher quality workplaces, continuing education and training [Health]

•	Fund over 280 new bursaries and more than 109 continuing bursaries for students in the allied health disciplines, nursing, internships and specialized health professional fields as well as 50 new and over 65 continuing physician bursaries [Health]

•	Fund nine new residency seats at the College of Medicine, with four of those seats reserved to provide foreign-trained doctors with better access to residency positions [Health]

EARLY DIAGNOSIS AND DISEASE PREVENTION

Prevention of disease and early diagnosis and treatment can have a great impact on the overall health of a population. Various initiatives are underway, including:

•	continue implementation of a Provincial Diabetes Plan, which includes screening of risks associated with diabetes;

•	ongoing review of the recommendations of the Saskatchewan Council on Disability Issues Saskatchewan’s Disability Action Plan – the Department of Health is an active participant in this process and continues to examine programs in the context of the report’s recommendations;

•	implementation of a new provincial Cognitive Disabilities Strategy which includes Fetal Alcohol Spectrum Disorder (FASD); and,

•	expansion of the immunization program for Saskatchewan children – Meningococcal, Varicella (chickenpox) and Pneumococcal vaccines were phased into the routine publicly funded immunization program over a six-month period, beginning in fall of 2004.

2005-06 Saskatchewan Provincial Budget

Strategic Priorities in 2005-06

•	With our partners in Government and the Regional Health Authorities, fully implement the Cognitive Disabilities Strategy, including:

~	initiatives to improve the knowledge and skills of individuals, families, care providers and organizations providing services;

~	strengthened Fetal Alcohol Spectrum Disorder prevention and intervention initiatives; and,

~	fully implement enhanced assessment and diagnostic services in the four targeted communities (Regina, Saskatoon, Prince Albert and the North).

[Health]

•	Develop and begin implementation of a provincial alcohol and drug strategy to help targeted populations including at-risk Aboriginal populations, youth, Northern Saskatchewan and street-involved people [Health]

•	Begin implementation of a Crystal Methamphetamine Strategy (http://www.health.gov.sk.ca/mc_dp_crystalmeth_skstrategy.pdf) that will integrate and strengthen the services that help to prevent and treat addiction, and to co-ordinate and intensify efforts to reduce the access to and use of crystal methamphetamine and other drugs, thus reducing the harms associated with the abuse of these drugs [Health]

•	Improve public health capacity through funding to hire additional public health officers and increasing provincial readiness to respond to a major public health threat [Health]

INVEST IN MEDICAL EQUIPMENT AND HEALTH FACILITY INFRASTRUCTURE

The Government continues to invest in the equipment and infrastructure necessary to provide quality health services throughout the Province.

In 2004-05, the Government invested $18 million in a wide array of new medical, diagnostic and surgical equipment, including purchasing a second MRI machine to be located in Regina, and three new CT scans located in regional hospitals, which will improve local access to more timely health condition screening and diagnosis of medical condition.

In November 2004, a further $11 million (part of the $66 million in additional health care funding from the federal government for 2004-05) in one-time funding was allocated across all health regions to address two strategic priorities: equipment supporting quality patient care, and safe, quality hospitals, nursing homes and other health workplaces. The focus of this spending was to acquire additional patient lifts, new electric beds, bathing equipment, and replacement or upgrades to dietary, laboratory and diagnostic equipment.

In 2004-05, the Government invested $22 million in the renewal of health care facilities across the Province. In November 2004, an additional $8 million (from the $66 million in new federal funding) was provided to address a backlog of infrastructure projects, including installation of stand-by power generators and resident wander-guard systems, elevator upgrades, occupational health and safety deficiencies, rectification of non-code compliant building components, and upgrades to fire protection and sprinkler systems.

2005-06 Saskatchewan Provincial Budget

Strategic Priorities in 2005-06

•	Provide $20 million in grants to Regional Health Authorities and the Cancer Agency, to support acquiring and/or upgrading medical, surgical, diagnostic and other health equipment that enable quality care and provide improved patient comfort and worker safety in both long-term care and hospital settings [Health]

•	Key facility construction and renovation activities for the coming year include:

~	Construction of the new Cypress Regional Hospital in Swift Current is expected to start this spring. There will be 87 acute care beds, a critical care unit and emergency room, women and children’s unit, a 10-bed mental health unit, three operating theatres, diagnostic imaging services including CT, ultrasound and x-ray, laboratory and pharmacy services, as well as support services

~	Construction is expected to begin this spring on a joint-use health/learning project at Ile-a-la Crosse that includes an integrated health centre. The facility will include 11 acute care beds, including one multipurpose bed for urgent and emergent obstetrics, 17 long-term care beds, a primary care clinic, community services including mental health, addiction services, public health services, home care, youth programs, health education, and a family healing centre

~	Construction on a new integrated health care facility in Outlook is expected to begin this summer. The project will add a health centre to the existing Outlook Pioneer Home, to be equipped with 11 acute care rooms including a palliative care suite and a two-bed observation room. The new facility will provide emergency, outpatient, in-patient, home care, community-based services and long-term care services, as well as a locally-funded physician clinic

~	An integrated facility will be built in Herbert, with construction expected to commence this summer. The facility will provide services for emergency medical care, trauma cases, isolation or observation, palliative respite or convalescent care beds, lab and radiology services, home care, public health, and other community services

~	Construction is expected to start this fall on an integrated health facility in Moosomin. There will be 27 acute care beds, 50 long-term care beds, emergency services, radiology and laboratory services, as well as home care and community services

~	The Regina Qu’Appelle Regional Health Authority is progressing on the design of a new Mother and Baby Care Centre in the Regina General Hospital. Construction will be phased-in, with a tentative start in late 2005

[Health]

•	Approval to proceed with four additional health care facilities: new integrated health facilities in Preeceville and Maidstone; Mental Health Facility in Saskatoon; and the Oliver Lodge Nursing Home addition in Saskatoon [Health]

2005-06 Saskatchewan Provincial Budget

BUILD A FUTURE FOR YOUNG PEOPLE HERE

The Government is working hard to ensure that young people have every opportunity to succeed and prosper here in Saskatchewan. The Province invests in programs and services that provide a continuum of support, from a child’s early years through school age and on to post-secondary education and training programs that provide youth with the skills they need to participate in the economy and contribute to their communities.

CIC will continue to invest in its $20 million Human Resource Infrastructure Investment Initiative to build the human resource capacity of Saskatchewan youth to meet the employment needs of the Crown sector and broader provincial labour markets. These initiatives will be delivered through partnerships with the Crowns, educational institutions, Aboriginal groups and other organizations to develop the future workforce through recruitment and retention in educational institutions, preparing young people for leadership roles and providing youth with career and skill development opportunities.

ENSURE ALL CHILDREN HAVE THE BEST POSSIBLE START IN LIFE

Development in the early childhood years provides a foundation for skills that impact learning, behaviour and health throughout life. The effectiveness of Government’s efforts in early childhood development, support for parenting and parenting time, and early learning and child care require particular attention to ensure that all Saskatchewan children have a good start in life. Two key initiatives provide the foundation for our early childhood development efforts: the KidsFirst Strategy and the provincial plan for Early Learning and Child Care.

Saskatchewan’s Early Childhood Development Strategy is a comprehensive, long-term plan that builds on existing early childhood development programs to focus on children, prenatal to age five. The KidsFirst program supports the healthy growth and development of our most vulnerable children by providing intensive support to families in communities across the Province where the need is greatest. This is accomplished through innovative partnerships among families, communities, community organizations, schools, health authorities, Aboriginal organizations and governments.

Nine targeted communities receive KidsFirst funding: Meadow Lake, Moose Jaw, Nipawin, the North, North Battleford, Prince Albert, Regina, Saskatoon and Yorkton. All other communities benefit from improved integration of existing services – community developers located in other areas across the Province work with stakeholders and partners to develop an inventory of currently available services, establish partnerships and protocols for referrals from the Birth Screening Program, determine the capacity of the community in providing services to vulnerable families, and assist in realignment of current services to address unmet needs.

In recognition of the important role that quality early learning and child care programs play in the healthy development of children, the recent federal budget committed $5 billion over five years for an Early Learning and Child Care (ELCC) initiative. Discussions with the provinces and territories are underway and significant progress is expected this year.

2005-06 Saskatchewan Provincial Budget

Saskatchewan is well-positioned to make the best use of additional federal funding, given our long experience with, and strong commitment to, early childhood development.

In 2003, Government announced the largest child care expansion in the history of the Province. Child Care Saskatchewan is a four-year plan to develop 1,200 new licensed spaces by the end of 2006-07. Today there are 8,132 licensed spaces, an increase of 849 since the plan’s inception.

The Government of Saskatchewan is now working with the federal government and community stakeholders on development of a comprehensive Early Learning and Child Care initiative that will promote consistent, stimulating environments to support children to develop their full potential and support parents in their efforts to balance work and raising children and allow families to participate in the social and economic life of their community, whether through paid employment, volunteering or education.

Strategic Priorities in 2005-06

•	The KidsFirst Strategy (www.sasked.gov.sk.ca/branches/ecd/) outlines the goals and objectives that will guide the program over the next several years, as well as the specific actions for the coming year that build on work undertaken in 2004-05. Some highlights of the 2005-06 Strategy are:

~	Early childhood development services will be provided to 160 new pregnant women, for a total of 355 women, an increase of 76 over 2004-05

~	557 new postnatal families will be enrolled in the program for a total of 1,119 postnatal families, an increase of 198 over 2004-05

~	As a result of an additional $1.1 million, the home visiting program will expand to serve 1,474 families, an increase of 274 over 2004-05

~	21 dedicated mental health and addiction workers will be maintained to provide direct services to KidsFirst families

~	252 child care spaces will be maintained in the communities for KidsFirst families, and 160 early learning opportunities will continue as well. These child care spaces and early learning opportunities are shared by the families within the KidsFirst program, as their needs are identified.

[Learning; Community Resources and Employment; Health]

•	Develop a new provincial system for Early Learning and Child Care with federal funding of $21.7 million in 2005-06 [Community Resources and Employment; Learning]

•	Enhance the Child Nutrition and Development Program which supports nutrition and nutrition education programs for school age children through community-based initiatives [Community Resources and Employment]

HELP YOUTH TO SUCCEED IN LEARNING

Investments in education yield long-term benefits for individuals, families and the entire Province. In May 2004, the Government announced a three-part initiative to renew Saskatchewan’s Kindergarten to Grade 12 (K-12) education system that includes school division restructuring, a new system of funding schools and education property tax relief. This renewal will position the K-12 system to respond to demographic and labour market trends and to address public expectations for a high quality education system.

2005-06 Saskatchewan Provincial Budget

While Saskatchewan’s population is projected to remain relatively stable over the next twenty years, significant changes within the population are expected. The overall population is aging and, as a result, there will be an inevitable decline in the size of the labour force population. Saskatchewan has a growing Aboriginal population that is, on average, 10 years younger than the non-Aboriginal population and represents our competitive advantage over other provinces in offsetting the decline in the labour force. Securing that advantage is dependent on increasing the educational level of the Aboriginal population.

Growth in Aboriginal education attainment kept pace with non-Aboriginal growth between 1996 and 2001. The Aboriginal population with at least some post-secondary education increased from 35 per cent to 39 per cent; over the same period, the non-Aboriginal population with some post-secondary education or higher increased from 47 per cent to 51 per cent. However, the educational level of Aboriginal people remains below that of non-Aboriginal people – in 2001, 53 per cent of Saskatchewan’s Aboriginal population over the age of 15 had less than a Grade 12 education, as compared to 38 per cent of the non-Aboriginal population.

Supporting youth to stay in school and succeed in learning are key to achieving good educational outcomes. A Statistics Canada report released in February 2005 showed Saskatchewan’s high school graduation rate increased from 73 per cent in 1997-98 to 77 per cent in 2002-03, higher than the Canadian graduation rate of 76 per cent (excluding Ontario data).

The Government has introduced a number of innovative programs over the last several years that provide a solid foundation on which to build, including Community Schools, the SchoolPlus initiative, partnerships with the K-12 sector through the Aboriginal Employment Development Program, efforts targeted to improve the performance of K-12 students in mathematics, science, reading and writing and greater access to educational programs, services, e-library services and information through technology.

In addition, the Crown Investments Corporation (CIC) has developed two initiatives to ensure that Saskatchewan’s Aboriginal youth succeed in learning:

•	In June 2004, CIC launched the Aboriginal Bursary Program to provide financial aid to undergraduate Aboriginal students enrolled at the University of Regina or the First Nations University of Canada. To date, 34 bursaries have been awarded to students who have demonstrated leadership qualities and involvement in community activities.

•	CIC has also entered into a five-year agreement with the University of Saskatchewan to sponsor the Math and Science Enrichment Program, to enhance and foster employment and career opportunities in Crown corporations and subsidiaries by increasing the number of Aboriginal people who choose a career in sciences and professions.

CIC is also reviewing a proposal from the University of Saskatchewan to develop an Aboriginal Student Excellence Center to support students in their academic and career goals and increase the number of Aboriginal entrants to the Crown labour force. In addition, CIC is evaluating additional initiatives in partnership with a consortium of non-university education and training providers and labour market organizations for implementation during 2005 that will address the need of Crown corporations for future recruits in skilled trades and technical occupations.

2005-06 Saskatchewan Provincial Budget

Strategic Priorities in 2005-06

•	Implement K-12 school divisions based on new boundaries by January 2006, establish a new accountability framework for K-12 school divisions based on student outcomes, including local accountability, complete a review of the Foundation Operating Grant, and provide $55.1 million in education property tax relief to Saskatchewan school divisions [Learning]

•	Enhance on-line resources for the K-12 system [Learning]

•	SchoolPlus will be establishing 15 service areas that will bring critical human service agencies together (school divisions, health authorities, Community Resources and Employment, Corrections and Public Safety and Learning) to collaborate at the local level in the delivery of services and the attainment of common outcomes for the learning success and well-being of children and youth in the area [Learning]

•	Implement a reading comprehension student learning assessment province-wide. Over 70 schools will participate in the assessment of Grade 5, 7 and 10 students in both English and French. School division and school specific student achievement data will be obtained and used to improve student reading performance [Learning]

•	Provide capital funding to assist educational institutions in maintaining, restoring, and constructing new or replacement facilities, resulting in healthier, safer and more supportive learning environments:

~	Complete design and initiate construction of the Laboratory Building at the University of Regina

~	Provide $26.7 million in K-12 capital funding:

°	$16.9 million for major capital projects in Ile-a-la-Crosse, Warman, Saskatoon, La Loche, Prince Albert and Moose Jaw; and,

°	$9.7 million in block funding for smaller maintenance and renovations projects throughout the Province.

~	Provide $1.8 million to SIAST and $700,000 to regional colleges for sustaining capital

[Learning]

•	Expand partnerships within the K-12 sector through AEDP to promote a stay in school message and encourage career planning that will lead Aboriginal youth to jobs in Saskatchewan [First Nations and Métis Relations]

•	Offer two student work term programs to introduce young people to information technology (IT) career possibilities; the programs will provide opportunities for six Aboriginal students enrolled in a post-secondary IT education program and three students enrolled in a post-secondary Business Administration or policy-related program [Information Technology Office]

•	In 2005, award up to 34 additional bursaries to Aboriginal students as part of CIC’s Aboriginal Bursary Program, as well as continue to retain and provide bursaries to the past year’s 34 recipients [Crown Investments Corporation]

2005-06 Saskatchewan Provincial Budget

•	The first 50 students will enter CIC’s Math and Science Enrichment Program at the University of Saskatchewan in the fall of 2005. Over the five-year agreement, it is estimated that 250 students will complete the program [Crown Investments Corporation]

•	As part of the continued partnership with the University of Regina and the First Nations University of Canada, CIC plans to implement additional initiatives in three areas this year:

~	The Aboriginal Student Recruitment and Retention Office will produce increased numbers of Aboriginal students who successfully complete their academic programs with the skills necessary for a successful transition into the labour market

~	The Undergraduate Student Leadership Program will take a cohort of students, Aboriginal and non-Aboriginal, and prepare them for leadership in an intercultural context to serve in both the public and private sectors

~	The Intercultural Leadership Centre is seeking an optimal focus for a centre to develop current employees of Crown corporations which recognizes the work already undertaken in the Crowns and that draws upon the expertise of the two universities

[Crown Investments Corporation]

HELP YOUTH MAKE A SUCCESSFUL TRANSITION TO THE WORKFORCE

Saskatchewan’s economy and labour market are undergoing significant changes. Increased globalization and competitiveness, rapid technological change and a diversifying economy are driving a growing demand for post-secondary education in the labour market, with 64 per cent of new job openings requiring some post-secondary education or management skills.

Saskatchewan is experiencing an increasing, demographically-driven tightening of the labour market and potential labour shortages due to an aging labour force. This is already apparent in areas such as the health sector and the skilled trades. The increasing demand for higher education levels has resulted in capacity pressures across the post-secondary system, and is most pronounced in the adult basic education and trades and technical areas.

Government has a critical role to play in developing the skills individuals need for participation in the labour market over their lifetime and in responding to the needs of industry:

•	The Department of Learning produces a number of resources that provide high school students with accurate, timely and helpful information on post-secondary education and career opportunities including the Sask Job Chart, Career Prospects, and the SaskNetWork and Sask Job Futures websites. In addition, post-secondary institutions have their own career planning resources to help students make successful transitions to the workforce

•	The JobStart/Future Skills program provides training directly related to jobs in Saskatchewan. Priorities in 2005-06 will include supporting value-added manufacturing and food processing, as well as retraining for technological change

•	The industry-led Saskatchewan Apprenticeship and Trade Certification Commission was created to support the relevance and responsiveness of apprenticeship training to the need for skilled trades people

2005-06 Saskatchewan Provincial Budget

The Centennial Student Employment Program provides summer and part-time jobs throughout the year for high school and post-secondary students planning to return to school. The jobs relate to the student’s chosen field of study and career goals. To date, this program has provided nearly 5,000 employment opportunities for students.

The Crown Investments Corporation is investing in programs that will assist youth in making the transition to the workplace. Gradworks Inc. is a non-profit, wholly owned subsidiary of CIC for the operation of the Gradworks Intern Development Program. Gradworks Inc. facilitates, promotes, brokers, and administers internship opportunities between Saskatchewan graduates and Crown corporations. Gradworks matches each intern with a “coach” who provides one-on-one guidance and mentoring by sharing knowledge of their profession, organization and industry. As of March 1, 2005, 30 Crown internship opportunities are posted on the Gradworks website.

Strategic Priorities in 2005-06

•	Improve student transition from Grade 12 to post-secondary education or work-based learning opportunities and apprenticeship through increased career information and awareness [Learning]

•	Complete a review of the post-secondary training system to support labour force development to meet Saskatchewan’s skilled labour needs [Learning]

•	Continue the expansion of the Nursing Education Program of Saskatchewan [Learning]

•	Increase training capacity for work-based training, Adult Basic Education and Literacy and Apprenticeship by 1,000 seats [Learning]

•	Provide over 700 students with career-relevant employment in government, community-based organizations and post-secondary institutions through the Centennial Student Employment Program [Culture, Youth and Recreation]

•	Provide over 100 students with career-relevant employment in the environment sector through the Green Team initiative [Culture, Youth and Recreation]

•	Provide post-secondary graduates with a $675 tax credit in 2005 (up from $500 in 2004), working towards the commitment to provide a $1,000 tax rebate for all post-secondary graduates working in Saskatchewan following graduation [Learning]

•	Reduce the cost of post-secondary education by expanding the provincial bursary. This means approximately 10,000 students will get additional, non-repayable provincial assistance this year [Learning]

•	Enhance the role of the Saskatchewan Labour Force Development Board to advise government on labour market development issues and improved connections for youth to the workplace through local education and industry councils [Learning]

•	Support skills development and employment opportunities for youth through the Master of Public Administration Internship Program, Aboriginal Management and Professional Internship Program and the Aboriginal Speaker’s Bureau [Public Service Commission]

•	Gradworks has a target of 85 internship opportunities in the Crown sector this year, and 50 each year of the remaining three years of the program [Crown Investments Corporation]

2005-06 Saskatchewan Provincial Budget

CONTACTS FOR PERFORMANCE PLANS

Saskatchewan Agriculture and Food
Communications Branch
Room B5, 3085 Albert Street
Regina, SK
S4S 0B1
(306) 787-5160
www.agr.gov.sk.ca

Saskatchewan Community Resources and Employment
Communications and Public Education Branch
12th Floor, 1920 Broad Street
Regina, SK
S4P 3V6
(306) 787-3686
www.dcre.gov.sk.ca

Saskatchewan Corrections and Public Safety
Communications and Public Education Branch
1874 Scarth Street
Regina, SK
S4P 3V7
(306) 787-7872
www.cps.gov.sk.ca

Saskatchewan Culture, Youth and Recreation
4th Floor, 1919 Saskatchewan Drive
Regina, SK
S4P 3V7
(306) 787-5729
www.cyr.gov.sk.ca

Saskatchewan Environment
Saskatchewan Environment's Inquiry Centre
(306) 953-3750 (Prince Albert)
Toll Free in Saskatchewan: 1-800-567-4224
www.se.gov.sk.ca
Saskatchewan Finance
Communications Branch
11th Floor, 2350 Albert Street
Regina, SK
S4P 4A6
1-866-862-6246
www.gov.sk.ca/finance

Saskatchewan First Nations and Métis Relations
Aboriginal Policy and Operations Branch
2nd floor, 1855 Victoria Avenue
Regina, SK
S4P 3V7
(306) 787-6678
www.fnmr.gov.sk.ca/

Saskatchewan Government Relations
14th Floor, 1855 Victoria Avenue
Regina, SK
S4P 3V7
(306) 787-2635
www.gr.gov.sk.ca

Saskatchewan Health
Policy and Planning Branch
3475 Albert Street
Regina, SK
S4S 6X6
(306) 787-3162
www.health.gov.sk.ca

Saskatchewan Highways and Transportation
Communications Branch
1855 Victoria Avenue
Regina, SK
S4P 3V5
(306) 787-4804
www.highways.gov.sk.ca

2005-06 Saskatchewan Provincial Budget

Saskatchewan Industry and Resources
Resource and Economic Policy
2nd Floor, 2103 11th Avenue
Regina, SK
S4P 3V7
(306) 787-8277
www.ir.gov.sk.ca

Saskatchewan Information Technology Office
Corporate and Customer Services
8th floor, 2101 Scarth Street
Regina, SK
S4P 3V7
787-8880
www.ito.gov.sk.ca

Saskatchewan Justice
Communications and Public Education Branch
1874 Scarth Street
Regina, SK
S4P 3V7
(306) 787-7872
www.saskjustice.gov.sk.ca

Saskatchewan Labour
Communications Branch
1870 Albert Street
Regina, SK
S4P 3V7
(306) 787-3637
www.labour.gov.sk.ca

Saskatchewan Learning
Communications Branch
1st Floor, 2220 College Avenue
Regina, SK
S4P 3V7
(306) 787-9478
www.sasked.gov.sk.ca

Saskatchewan Liquor and Gaming Authority
P.O. Box 5054
2500 Victoria Avenue
Regina, SK
S4P 3M3
(306) 787-4214
www.slga.gov.sk.ca	Saskatchewan Northern Affairs
Communications Director
5th Floor, 1919 Saskatchewan Drive
Regina, SK
S4P 3V7
(306) 787-5061
www.northern.gov.sk.ca/index.html

Saskatchewan Property Management
Communications Branch
1840 Lorne Street
Regina, SK
S4P 2L7
(306) 787-9225
www.spmc.gov.sk.ca

Saskatchewan Public Service Commission
Communications
2100 Broad Street
Regina, SK
S4P 3V7
(306) 787-7592
www.gov.sk.ca/psc

Saskatchewan Watershed Authority
111 Fairford Street East
Moose Jaw, SK
S6H 7X9
(306) 694-3900
Toll Free in Saskatchewan: 1-866-727-5420
www.swa.ca

KidsFirst Strategy
Early Childhood Development Branch
1st floor, 2220 College Avenue
Regina, SK
S4P 4V9
(306) 787-5077
www.sasked.gov.sk.ca/branches/ecd

Safe Drinking Water Strategy
Saskatchewan Environment's Inquiry Centre
(306) 787-2700
Toll Free in Saskatchewan: 1-800-567-4224
www.se.gov.sk.ca

2005-06 Saskatchewan Provincial Budget

1 0 0  Y E A R S   O F  H E A R T

2005-2006 PROVINCIAL BUDGET

TECHNICAL PAPERS

FEDERAL EQUALIZATION

Saskatchewan's Case for Equity

GENERAL

In 1982, the federal government introduced section 36(2) of the Constitution Act, 1982 to prescribe its commitment to the principle of fiscal equity among provinces. This section states:

“Parliament and the government of Canada are committed to the principle of making equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”

In the same year, the federal government introduced two major reforms to the existing Equalization program that significantly reduced the program’s effectiveness to address fiscal disparities between provinces:

•	the basis on which provincial entitlements were determined was changed from the consideration of all ten provinces to five provinces, specifically excluding Alberta, Canada’s largest energy producer, and the Atlantic provinces; and,

•	natural resource revenues were fully included in the program as a provincial revenue source.

The Province has been negatively affected by these reforms in two ways. First, Saskatchewan and all other Equalization recipient provinces experienced a significant reduction in program entitlements due to a lower program standard caused by Alberta’s exclusion.

Second, it experienced a significant rise in the “clawback rate”1 associated with the receipt of provincial energy revenues. A recent paper by Professor Tom Courchene entitled Confiscatory Equalization: The Intriguing Case of Saskatchewan’s Vanishing Energy Revenues revealed that in fiscal 2000-01, the clawback rate on energy revenues reached 108 per cent, effectively causing a revenue loss to Saskatchewan from energy development for that year.

SASKATCHEWAN ACTION

The Government of Saskatchewan has argued that excessive clawback rates on its non-renewable natural resource revenues is inequitable and impairs the province’s ability to grow and prosper. To his credit, federal Finance Minister Goodale recognized this issue and provided Saskatchewan with financial compensation for excessive clawback rates on energy revenues occurring in prior years.

1	Clawback rate refers to the Equalization reductions experienced by a provincial government when it raises incremental revenue. For example, if Saskatchewan raises $100 million in energy revenue and suffers an offsetting reduction in Equalization of $90 million, the clawback rate is 90 per cent.

2005-06 Saskatchewan Provincial Budget

Going forward under the existing Equalization system, Saskatchewan will continue to face clawback rates approaching 100 per cent while other provinces will retain 100 per cent of their energy revenues through special energy agreements negotiated bilaterally.

The Province is continuing to press for equitable treatment for our natural resources. Saskatchewan’s Premier and Finance Minister have raised Saskatchewan’s concerns over this issue in various forums, including a recent submission to the Senate Standing Committee on National Finance. This presentation was well received and is presented in this paper in its entirety.

Saskatchewan will continue to press its case for equity. The Government has requested the immediate attention of the Prime Minister and federal Finance Minister in the same way as they turned their attention to other provinces over their concerns with high clawback rates on energy revenues.

First, Saskatchewan should receive the same opportunity to fully retain our non-renewable resource revenues as Atlantic Canada, through the immediate negotiation of a Saskatchewan Energy Accord. There is no reason for different treatment of energy revenue between provinces.

Second, there should be a comprehensive review of both the existing Equalization program and alternative ways of addressing interprovincial fiscal disparities in Canada. The high clawback rate on energy is just one of many issues Saskatchewan has with the existing Equalization system that has been in place for almost 50 years.

Saskatchewan Centennial: Looking Back …

When the province was formed in 1905, the federal government provided a subsidy to the province to help in the establishment and development of the new government. During its first full year of existence, the province received a Dominion Subsidy of $1.1 million dollars, making up 73 per cent of Saskatchewan’s total revenue in 1906-07. The province continues to receive this subsidy, now known as the Statutory Subsidy, from the federal government and receives just over two million dollars a year, roughly 0.03 per cent of revenue.

2005-06 Saskatchewan Provincial Budget

Saskatchewan Finance Minister Harry Van Mulligen made the following presentation to the Senate Standing Committee on National Finance in Ottawa on March 7, 2005.

SUBMISSION TO THE SENATE
BILL C-24

INTRODUCTION

I want to thank you for the opportunity to present the Government of Saskatchewan’s views on Bill C-24 and more generally on the recent events that will shape the future of the Equalization program.

Saskatchewan supports the passage of Bill C-24. It is an important piece of legislation that provides interim funding to provinces during the period when the Equalization program is being reviewed. It is also important that Royal Assent occurs before the end of fiscal 2004-05 in order that provinces are able to book this revenue in the current year.

I will have more to say about the financial implications of Bill C-24 on Saskatchewan a bit later in my address to you.

PROGRAM EVOLUTION

First, I want to take this opportunity to provide this Committee with our province’s perspectives on the existing Equalization program and how this program should be reformed.

Canada’s Equalization program has taken many twists and turns since its inception in 1957. It began with simple rules, considering only three provincial revenue sources and basing program eligibility on just two provinces.

However, Equalization has become more complicated with each successive five-year renewal, resulting in the current program – a complex maze of formulas, calculations, assumptions, proxies and adjustments that is fully understood by only a small number of bureaucrats and academics.

The Equalization program lacks transparency, with the result that public confidence is low in a $10.9 billion federal program. The current program does not improve stability in provincial finances as it is advertised to do, and it is not responsive to changing provincial fiscal circumstances. It’s like an old car that has seen better days, and no amount of repair and maintenance is going to make it look and run like new again.

As you will know, Equalization renewals occur every five years. When these renewals are undertaken, a series of adjustments are built into the program. As time has elapsed, layer-upon-layer of adjustments have been introduced, each causing a shift in the manner in which the Equalization program attempts to achieve the fundamental principle underlying the program – that comparable levels of public services can be provided by provinces applying comparable levels of taxation.

We also have a program that attempts to balance federal political and fiscal necessities. This has diminished the current program’s ability to effectively measure interprovincial fiscal disparities in Canada.

2005-06 Saskatchewan Provincial Budget

This reality was reflected in a major change in the Equalization program that occurred in 1982 when the federal government decided to fully include non-renewable resource revenues in the formula and move to a five-province standard that excluded Alberta – Canada’s largest energy producer.

These changes were primarily introduced to control the federal cost of Equalization and to ensure that Ontario would never be eligible to receive program benefits.

However, these changes also caused significant collateral damage to Saskatchewan, as we experienced a significant decline in our net gain from energy developments after the negative effects of Equalization are factored in. In some years, this Equalization effect, referred to as the clawback effect, is larger than Saskatchewan’s energy royalties, resulting in a net revenue loss for our province from these developments.

To illustrate, Saskatchewan’s clawback rate for its energy revenues in 1981-82 was 30 per cent, which left our province with 70 per cent of our energy revenues for reinvestment. In 2001-02, the clawback rate was 103 per cent. This meant that Saskatchewan saw a negative financial return from our non-renewable energy development for that year.

A second major change to Equalization, introduced in the 1999 renewal, was to collapse four mining tax bases into a single base in the interests of simplicity and to introduce the concept of economic rent into this revenue category. This change was pushed through in spite of provincial concerns over data quality and a general uneasiness over the introduction of the economic rent concept that would effectively ignore actual mining royalties collected by provinces.

The result of this change has been very negative for Saskatchewan. Saskatchewan’s mining sector represents about 15 per cent of all mining activity in Canada but the new federal mining Equalization calculation determines that Saskatchewan has about 40 per cent of Canada’s mining tax base. Other provinces that have large mining sectors are reported as having very little or no mining tax base. This produces confusing and unfair treatment for Saskatchewan.

PREFERENTIAL TREATMENT OF OFFSHORE ENERGY

In 1985 and 1986 respectively, the federal government granted Newfoundland and Labrador and Nova Scotia offshore energy accords to assist these provinces in developing their energy resources. The federal government further assisted these provinces by establishing separate revenue categories for offshore energy revenues under Equalization, ensuring that they would retain a minimum of 30 per cent of their energy revenues after clawbacks under Equalization, and generally much more.

Saskatchewan has long argued that high clawback rates on Saskatchewan’s energy revenue are unfair. However, it wasn’t until Professor Tom Courchene addressed this issue in a recently published article entitled Confiscatory Equalization: The Intriguing Case of Saskatchewan’s Vanishing Energy Revenues, that the federal government began to respond to Saskatchewan’s concerns.

To his credit, the federal Finance Minister has provided Saskatchewan some compensation for excessive clawback rates in prior closed years. In addition, as part of the provisions in Bill C-24, Saskatchewan will receive a final 2004-05 Equalization payment that is much higher than what the normal data and program calculations would have given us, and for that we are thankful. We support Bill C-24 on that basis.

2005-06 Saskatchewan Provincial Budget

However, I also want to express a concern over the determination of the final 2005-06 provincial Equalization entitlements. Saskatchewan’s entitlement for the upcoming year is $82 million; a very low amount when one looks back over time. It is the result of two factors: the federal decision to look only at the last three years of provincial entitlements to determine allocation shares, and the continuation of clawback rates on Saskatchewan energy revenues that approach 100 per cent.

Our Government is concerned that should energy prices decline to more traditional levels next year, we will have no Equalization protection. While other provinces who are eligible for a 2005-06 payment may express a similar concern over the fixed nature of the 2005-06 arrangements, no other province is subject to the same level of potential risk from international price volatility, and none are beginning the fiscal year with such a small Equalization amount.

So while Saskatchewan is appreciative of Minister Goodale’s actions to date, we are concerned about the risk we face in 2005-06. We also wish to point out that Saskatchewan’s receipt of one-time funding to address high clawback rates in the past pales in comparison to what our Atlantic friends have received under their special arrangements for offshore energy developments. A recent federal analysis identified that Newfoundland and Labrador retained over 100 per cent of its offshore energy revenues over the period 1999-00 through 2003-04. During that period, Saskatchewan retained less than ten per cent.

To put it another way, had we retained 100 per cent of our energy revenues over the past ten years when eligible for Equalization, over $4 billion in additional federal transfers would have been received by Saskatchewan.

THE NEW FEDERAL COMMITMENT TO OFFSHORE ENERGY

We now learn of new offshore energy agreements that will guarantee 100 per cent retention of offshore energy revenues for Newfoundland and Labrador and Nova Scotia and provide an estimated $2.6 billion and $1.1 billion, respectively, over the next eight years. These payments are in addition to the substantial financial benefits that will continue under the old offshore energy accords. These new agreements can also be extended for a further eight years, which would further add to the benefits being provided to these provinces.

I am not being critical of these agreements. Instead, I embrace them as they recognize that non-renewable resource revenues are one-time in nature and should be retained by the rightful provincial owners of those resources to strengthen their economy. Newfoundland and Labrador and Nova Scotia now have a wonderful opportunity in which to reinvest these one-time sources of revenue to achieve a level of self-sufficiency that could not otherwise be attained through the existing Equalization program.

SASKATCHEWAN'S REQUEST FOR EQUITY

Our Government is asking for the same opportunity. Since 1982, we have seen most of the financial rewards from the extraction of non-renewable resources flow out of our province through Equalization while we continue to face the high cost of managing and regulating this sector of our economy. We must also ensure that our royalty and taxation regimes are competitive to encourage new exploration and development in the province. This is no small challenge when one looks west at our chief competitor who is unaffected by Equalization clawbacks. I refer back to the 103 per cent clawback rate Saskatchewan experienced in 2001-02 and I ask: how is Saskatchewan expected to manage its energy sector and compete with resource-rich Alberta?

2005-06 Saskatchewan Provincial Budget

Our request is the same as Newfoundland and Labrador and Nova Scotia – let us retain the revenues from energy development for reinvestment in our province. Don’t treat them as just another revenue source, as there is a fundamental difference between non-renewable resources, whose value is permanently depleted once extracted from the ground, and other sources of government revenue that are ongoing. This is the principle we see in the new offshore energy accords and it should be applied fairly to all regions of our country.

The federal Finance Minister’s advice to Saskatchewan is to wait for the federally-appointed expert panel to consider the treatment of resource revenues under Equalization. While we will be very active in appearing before this panel on many areas of concern respecting the current program, we question how it is fair to strike new energy agreements with one part of Canada in advance of the panel’s deliberations while telling another to wait.

CONCLUSION AND RECOMMENDATIONS

Saskatchewan believes in the importance of Equalization to address fiscal disparities between provinces. However, Saskatchewan looks upon the existing program as being ineffective in achieving the federal constitutional commitment of ensuring that all provinces can deliver reasonably comparable levels of public services at reasonably comparable levels of taxation. The program should be reformed in two steps.

First, Saskatchewan should receive the same opportunity to fully retain our non-renewable resource revenues as Atlantic Canada, through the immediate negotiation of a Saskatchewan Energy Accord. We see absolutely no reason for different treatment of energy revenue between provinces.

Some have suggested that the special offshore energy arrangements are to recognize the weak fiscal circumstances of these provinces. I acknowledge that our friends in Newfoundland and Labrador have significant fiscal issues and I wish them well in dealing with these challenges. However, those who subscribe to this view should compare the economic and fiscal circumstances in our province with those in Nova Scotia, particularly given the difficulties we have seen in agriculture. While our debt position may be better, this recent improvement has been at a significant cost and sacrifice by our citizens.

There are also some who suggest that offshore energy developments are much more expensive than energy development in western Canada. This is a tired argument that remembers oil and gas developments from the 1970s and 1980s when traditional drilling applications were the norm. Today, exploration and development in Saskatchewan focuses on new extraction techniques like CO2 injection – high cost developments that the current Equalization program has difficulty recognizing.

Second, there should be a comprehensive review of both the existing Equalization program and alternative ways of addressing interprovincial fiscal disparities in Canada. The high clawback rate on energy is just one of many issues our Government has with the Representative Tax System approach that has been in place for almost 50 years.

2005-06 Saskatchewan Provincial Budget

I want to acknowledge the federal government’s commitment to a fixed financial amount for Equalization at $10.9 billion in 2005-06 and an escalator of 3.5 per cent until 2009-10.

However, while I think that this is a helpful commitment, the future design of the Equalization program should not be restricted by this financial constraint. We should first establish the preferred means of determining interprovincial fiscal disparities. Then, on that basis, the federal government should determine the quantum of funding it is prepared to put toward its constitutional commitment. If the federal government first establishes its financial commitment and then determines a means of allocating this funding among provinces, we limit the possibilities to determine a fair allocation and create a beggar-thy-neighbour mentality among provinces.

In closing, I believe that the expert panel provides an excellent opportunity to accomplish an effective reform of Equalization if its membership is prepared to challenge the status quo. I do not support a panel that fixates on the current program and ignores creative new approaches. We must get this panel up and running as soon as possible. The current disagreement among provinces on our nominations to the panel should not delay the announcement and commencement of the federally appointed panel members.

Thank you. I would be pleased to respond to questions.

2005-06 Saskatchewan Provincial Budget

SASKATCHEWAN’S ECONOMIC OUTLOOK

INTRODUCTION

There were several key developments that affected Saskatchewan’s economy in 2004. Global economic growth strengthened, particularly in Saskatchewan’s main trading partners. Oil prices hit unprecedented highs and provincial potash sales soared as a result of higher prices and stronger demand from markets offshore. Saskatchewan crop production increased but the quality of the crop was abysmal, lowering the prices farmers received for their crop.

The value of the Canadian dollar also increased, however, strong demand and high international prices for non-renewable resources mitigated the impact of the Canadian dollar on Saskatchewan’s economy. Propelled by strong exports of energy products and other natural resources as well as increases in manufacturing shipments, housing starts and retail sales, Saskatchewan’s nominal GDP increased by 9.2 per cent in 2004.

Saskatchewan’s real GDP is now forecast to increase by 3.1 per cent in 2004. This is slightly higher than the 2.6 per cent real GDP growth forecast in the 2004-05 Budget and the 2.8 per cent forecast of real GDP growth in the 2004-05 Mid-Year Report.

For the 2005-06 Budget economic forecast, it is assumed global economic growth will moderate over the near term. The Canadian dollar is expected to continue to appreciate relative to the U.S. dollar. Canadian interest rates are forecast to rise slowly over the next several years.

Prices for the province’s non-renewable resources should continue to be strong while grain prices are expected to rebound through the forecast period. Saskatchewan’s crop production is assumed to return to normal both in quantity and quality.

These conditions suggest continued strength for Saskatchewan’s economy. The 2005-06 Budget forecasts provincial real GDP growth at 3.0 per cent and 2.7 per cent in 2005 and 2006, respectively.

INTERNATIONAL CONDITIONS

Saskatchewan’s economy is reliant upon trade as total provincial exports represent approximately two-thirds of the province’s total real GDP. Of total provincial exports, approximately two-thirds are sold to the U.S., Asia and other international destinations.

Global economic growth is important to Saskatchewan’s economic prospects. Higher global economic growth increases demand for the province’s goods that, in turn, increases prices and sales of the province’s key exports.

Global economic growth strengthened in 2004. U.S. economic growth is estimated at 4.4 per cent, the U.K. at 3.1 per cent and Canada at 2.8 per cent. China’s economy surged ahead at a 9.5 per cent annual rate while Japan emerged from its economic doldrums with 2.9 per cent real GDP growth.

Economic growth in the global economy is expected to moderate in 2005. This year, the pace of economic growth is forecast to slow down in many developed countries and growth in emerging markets like China and South Korea, while remaining robust, is expected to be weaker than 2004.

2005-06 Saskatchewan Provincial Budget

CANADIAN ECONOMIC PROSPECTS

Approximately one-third of Saskatchewan’s total exports are sold to other jurisdictions in Canada, primarily to the western Canadian provinces and Ontario. Higher Canadian economic growth improves Saskatchewan’s economic growth.

Aided by the buoyant global economy, Canada’s economy recovered in 2004 from several negative shocks in 2003 such as SARS, the electricity blackout and BSE. Canada’s real GDP grew 2.8 per cent last year compared to 2.0 per cent growth in 2003. The Canadian economy is expected to grow by 3.0 per cent in 2005 and 2.7 per cent in 2006.

Canadian monetary conditions also have an impact on Saskatchewan’s economy. Interest rates influence business investment decisions and consumption decisions on purchases of items like housing. Through 2005 and 2006, the Bank of Canada is expected to slowly remove the monetary stimulus that is currently in the Canadian economy by raising its key interest rates.

Short-term Canadian interest rates are projected to rise to 2.7 per cent in 2005 and 2.9 per cent in 2006. Long-term Canadian interest rates are also expected to increase slightly to 6.6 per cent in 2005 and 6.8 per cent in 2006.

The value of the Canadian dollar, particularly relative to the U.S. dollar, affects provincial exports. In general, a low value for the Canadian dollar promotes exports and conversely, a high value for the Canadian dollar discourages exports.

The Canadian dollar rose in value relative to the U.S. dollar last year. The Canadian dollar increased from an average of 72.0 cents U.S. in 2003 to an average of 77.3 cents U.S. in 2004.

However, the recent appreciation of the Canadian dollar vis-à-vis the U.S. dollar is not anomalous in a historical context. Since the 1970s, there have been two major cycles of depreciation combined with short bouts of appreciation.

From 1992 to 2002, the Canadian dollar entered a period of sustained depreciation averaging 63.7 cents U.S. in 2002. Over the past two years, the Canadian dollar has rallied to the 77.3 cents U.S. level mentioned earlier. The appreciation of the Canadian dollar is expected to continue, averaging 83.2 cents U.S. in 2005 and 82.3 cents U.S. in 2006.

CANADIAN ECONOMIC OUTLOOK

	2003*	2004*	2005	2006	2007
Real GDP (% Change)	2.0	2.8	3.0	2.7	3.4
Consumer Price Index (% Change)	2.8	1.8	1.5	1.6	2.0
Short-term Interest Rate (%)	2.9	2.2	2.7	2.9	3.5
Long-term Interest Rate (%)	6.5	6.1	6.6	6.8	6.9
Canadian Dollar (US cents)	72.0	77.3	83.2	82.3	82.7

* Actual

2005-06 Saskatchewan Provincial Budget

NON-RENEWABLE RESOURCES

Saskatchewan’s mining sector is crucial to Saskatchewan’s economic growth. Between 1997 and 2003, the mining sector accounted for over one-third of the goods-producing sector’s output in the province.

Over half of Saskatchewan’s mining activity comes from its oil and natural gas industries. The potash industry generates a large portion of the remaining economic activity created by the province’s mining sector.

Global prices for non-renewable resources rose in 2004. This reflected increased demand due to economic growth in many parts of the world. Higher prices were also a result of supply issues, particularly in the case of oil. Natural gas prices rose in step with oil prices while potash prices recovered from 2003.

Crude Oil

The price of oil is an important determinant of conditions in the oil industry. The war in Iraq, low global inventory levels and increasing global demand have sustained oil prices at a high level. There is also a market perception that spare production capacity is inadequate if an unanticipated supply disruption occurs. These factors have all contributed to higher-than-anticipated oil prices in 2004. The average price of West Texas Intermediate (WTI) oil increased to US$41.47 per barrel in 2004 from US$31.04 per barrel in 2003.

Oil prices are currently well over US$40.00 per barrel. WTI oil is forecast to average US$41.50 per barrel in 2005 and US$36.00 per barrel in 2006. These price levels are expected to continue to support production and sales of oil in Saskatchewan in 2005 and 2006.

PRICE FORECASTS FOR NON-RENEWABLE RESOURCES

	2003*	2004*	2005	2006	2007
WTI Oil (US$/barrel)	31.04	41.47	41.50	36.00	35.00
Natural Gas (C$/GJ)	5.98	6.07	6.00	5.75	5.50
Potash (C$/tonne)	185.71	214.35	240.46	247.61	251.50

* Actual

2005-06 Saskatchewan Provincial Budget

There were 1,743 new oil wells drilled in 2004 compared to 1,875 new oil wells drilled in 2003. Oil drilling is expected to decrease to 1,700 new wells in 2005 and 1,600 new wells in 2006.

Saskatchewan produced 152.4 million barrels of oil in 2004. Oil production is expected to increase to 153.9 million barrels in 2005 and 156.8 million barrels in 2006.

Natural Gas

The price of natural gas was relatively stable in 2004. The annual average price for natural gas increased slightly from $5.98 per gigajoule (GJ) to $6.07 per GJ in 2004.

Prices for natural gas are expected to decrease marginally in the near term as current inventories are at or above the five-year average. The price for natural gas is expected to decline to $6.00 per GJ in 2005 and $5.75 per GJ in 2006.

Drilling for new natural gas wells declined in 2004. The industry is estimated to have drilled 1,930 new natural gas wells in 2004 after a record 2,314 new wells were drilled in Saskatchewan in 2003.

Just as the number of new oil wells drilled is expected to decrease, drilling of new natural gas wells is also expected to drop in the near term. The number of new natural gas wells drilled in the province is forecast to decline to 1,600 new wells in 2005 and 1,200 new wells in 2006.

Sales of natural gas are estimated at 268.0 billion cubic meters in 2004, 3.7 per cent more than in 2003. Sales volumes are forecast to peak at 274.8 billion cubic meters in 2005 and then drop to 270.9 billion cubic meters in 2006.

Potash

Potash prices increased from $185.71 per tonne in 2003 to $214.35 per tonne in 2004, an increase of 15.4 per cent. Strong global demand for potash and lower ocean freight rates more than offset the appreciation of the Canadian dollar to produce the rise in potash prices. Potash prices are expected to rise in 2005 and 2006 to $240.46 per tonne and $247.61 per tonne, respectively.

2005-06 Saskatchewan Provincial Budget

The provincial potash industry is estimated to have produced a second consecutive record year for potash sales in 2004 at approximately 10 million tonnes, toppling the previous record of 8.6 million tonnes set in 2003. Potash sales, primarily to North America, Asia and Latin America, are projected to reach 10.2 million tonnes and 10.3 million tonnes in 2005 and 2006, respectively.

AGRICULTURE

Grain Prices

Grain prices are important to Saskatchewan’s farmers since they directly impact the level of farm incomes in the province. Grain prices received by farmers dropped significantly during the 2004 crop year due to the very poor quality of last year’s harvest.

For example, only 6.0 per cent of the 2004 spring wheat crop in Saskatchewan was No.1 Canada West (CW) grade compared to the 10-year average of 59.0 per cent. In contrast, 60.0 per cent of last year’s spring wheat crop was feed grade, well above the 10-year average of 7.0 per cent.

Average prices received for wheat, barley and canola are all estimated to have declined in 2004. From 2003 to 2004, the average price received by farmers for wheat dropped from $161.74 per tonne to $89.39 per tonne, barley declined from $116.25 per tonne to $86.05 per tonne and canola decreased from $328.10 per tonne to $211.46 per tonne.

Grain prices are generally expected to improve over the near term. Wheat is expected to rebound to approximately $131.00 per tonne in 2005 and 2006. Barley is projected to be $89.51 per tonne in 2005 and $92.82 per tonne in 2006. Canola is forecast to jump to $240.70 per tonne and $279.14 per tonne in 2005 and 2006, respectively.

GRAIN PRICE FORECASTS
	2003	2004	2005	2006	2007
Wheat (C$/tonne)*	161.74	89.39	131.63	131.18	130.89
Barley (C$/tonne)*	116.25	86.05	89.51	92.82	106.10
Canola (C$/tonne)*	328.10	211.46	240.70	279.14	280.24

* Crop year basis

2005-06 Saskatchewan Provincial Budget

Crop Production

The size of the crop harvest can be quite volatile given that Saskatchewan’s farmers face many challenges, year after year, in producing their crops. Provincial crop production can have a significant impact on the province’s real GDP growth as large swings in the level of crop production can induce large changes in agricultural inventories, farm incomes and provincial exports.

The provincial crop harvest in 2004 is estimated to be 26.1 million tonnes, 20.1 per cent greater than the 21.8 million tonnes harvested in 2003, and 10.7 per cent greater than the 10-year average. It is expected that crop production in the 2005 crop year will match or exceed crop production in 2004. The harvest is expected to remain near this level through the forecast period.

Farm Incomes

Preliminary estimates for farm cash receipts in 2004 are $5.9 billion, 3.6 per cent higher than in 2003. Crop and livestock receipts are projected to increase by 18.6 per cent and 8.9 per cent, respectively, while government program payments decreased by 27.0 per cent.

For 2005, farm cash receipts are expected to stay at $5.9 billion, staying flat as livestock sales are forecast to increase 21.2 per cent while crop receipts are to decline 3.4 per cent and government program payments decrease by another 15.1 per cent.

Realized net farm income (after deducting operating expenses and depreciation from farm cash receipts) is estimated to be negative $268 million in 2003, negative $238 million in 2004 and negative $319 million in 2005.

The 2005-06 Budget economic forecast is based on the assumption that the U.S. border will re-open to Canadian live cattle exports in the spring of 2005. If this development fails to occur, farm cash receipts and realized net farm income would be significantly affected.

2005-06 Saskatchewan Provincial Budget

SASKATCHEWAN’S ECONOMIC FORECAST

Saskatchewan posted solid economic growth in 2004. Spurred on by strong prices for the province’s non-renewable resources, Saskatchewan’s nominal GDP growth increased by 9.2 per cent in 2004. In real terms, Saskatchewan’s economy is estimated to have grown by 3.1 per cent last year.

The province’s economic performance was relatively strong last year. Among Canadian provinces in 2004, Saskatchewan had the largest percentage increase in total international exports, the highest percentage increase in the value of manufacturing shipments, the second-lowest unemployment rate, the third-highest increase in housing starts and the fifth-highest increase in retail sales.

OVERVIEW OF SASKATCHEWAN'S ECONOMIC FORECAST (Per Cent Change Unless Otherwise Noted)
	2003 Level		2004		2005	2006	2007
Real GDP	$ 32	.0B	3.1		3.0	2.7	2.6
Nominal GDP	$ 36	.5B	9.2		1.8	4.1	5.1
Consumer Price Index	1.265 (1992 = 1.0)		2	.2*	1.6	2.0	2.2
Employment Growth (000s)	475.5		4	.5*	4.3	4.8	5.1
Unemployment Rate (%)	5.6		5	.3*	5.4	5.3	5.1
Personal Income	$ 24	.9B	3.7		1.9	4.0	4.9
Personal Disposable Income	$ 19	.8B	4.2		1.9	4.4	5.6
Retail Trade	$ 9	.9B	4	.2*	2.5	1.8	2.1

* Actual

2005-06 Saskatchewan Provincial Budget

In 2004, total new capital investment in the province rose by 4.0 per cent. Investment is expected to help support Saskatchewan’s economic growth in 2005. Total new capital investment in the province is projected to increase by 12.6 per cent in 2005, the strongest among the Canadian provinces. Construction investment is expected to grow by 16.2 per cent and investment in machinery and equipment is expected to rise by 5.6 per cent.

The provincial economy is forecast to grow at an annual rate of 3.0 per cent in real terms in 2005. The forecast for real GDP growth for 2006 is 2.7 per cent. The economic forecast for Saskatchewan’s economy is based on continued economic growth in the end markets for the province’s main exports, strong energy prices, rising investment, improving agricultural commodity prices, crop production levels at or near the ten-year average and crop quality returning to normal.

Private sector forecasters are even more confident about Saskatchewan’s economic performance in 2004 with an average forecast of 3.2 per cent, the third-highest among Canadian provinces. Projections range from a low of 2.8 per cent by the Bank of Montreal to a high of 3.7 per cent by the Conference Board of Canada.

On average, private sector agencies are forecasting Saskatchewan’s real GDP growth at 2.9 per cent and 2.5 per cent in 2005 and 2006, respectively. For 2005, real GDP growth rates range from 2.6 per cent from Global Insight to 3.4 per cent from the Conference Board of Canada. For 2006, the low end of the range is provided by Global Insight at 1.7 per cent while Scotia Bank forecasts the highest estimate at 3.2 per cent.

Provincial employment increased by 4,500 new jobs in 2004. In 2005, the average level of employment in Saskatchewan is forecast to rise by 4,300 new jobs. For 2006, the forecast calls for 4,800 new jobs in the province.

On average, private sector forecasting agencies predict higher job growth in Saskatchewan in 2005 at 4,900 new jobs.

2005-06 Saskatchewan Provincial Budget

COMPARISON OF PRIVATE SECTOR FORECASTS FOR SASKATCHEWAN'S REAL GDP GROWTH (Per Cent)
	2004	2005	2006
Global Insight	3.4	2.6	1.7
Conference Board	3.7	3.4	2.3
TD Bank	3.4	3.0	N/A *
Royal Bank	3.1	2.9	3.0
Bank of Montreal	2.8	2.7	2.3
CIBC	3.0	2.9	2.7
Scotia Bank	3.1	3.0	3.2
Private Sector Average	3.2	2.9	2.5
Saskatchewan Finance	3.1	3.0	2.7

* Not available

CONCLUSION

The 2005-06 Budget projects real GDP growth of 3.1 per cent in 2004, 3.0 per cent in 2005 and 2.7 per cent in 2006 on the basis of reasonable expectations of external and local economic conditions, international commodity prices, the value of the Canadian dollar, Canadian interest rates, provincial crop production as well as crop quality.

External economic conditions, however, can be unpredictable and volatile. This volatility creates several significant risks and opportunities for the provincial economy.

The continued appreciation of the Canadian dollar poses a significant risk to economic growth in the province. A more rapid-than-expected appreciation of the Canadian dollar will make Saskatchewan's goods more expensive in international markets, particularly the United States. This may slow growth of the province's exports and, in turn, the provincial economy's growth.

Economic growth for the province's main trading partners could be better, or worse, than currently anticipated. An unexpected improvement in the economic fortunes of the province's trading partners could enhance Saskatchewan's economic growth.

2005-06 Saskatchewan Provincial Budget

An unexpected decline in economic activity in the end-markets for Saskatchewan's goods could decrease economic growth in the province. Unexpected changes in key commodity prices could also favourably or unfavourably impact the province's economic growth.

The crop harvest and crop quality are influenced by the weather in any given year. The province may have a bumper crop with great quality that would boost economic growth. Conversely, provincial crop production or crop quality could be poor thereby slowing provincial economic growth.

The re-opening of the U.S. border for live Canadian cattle exports in the spring of 2005 was incorporated into the 2005-06 Budget forecast. If cattle exports are not resumed, provincial economic growth may be lower than expected.

Saskatchewan Centennial: Looking Back...

Prior to the recent run-up in oil prices, the price of a barrel of West Texas Intermediate (WTI) oil peaked at an annual average of US$37.38 in 1980.

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND FINANCIAL OUTLOOK

2004-05 GRF UPDATE

The current forecast of the General Revenue Fund (GRF) 2004-05 financial position is an improvement of $813.8 million relative to the 2004-05 Budget Estimate. The forecast improvement is composed of a $1,123.4 million increase in revenue, a $333.6 million increase in operating expense and a decrease of $24.0 million in government debt servicing costs.

The $1,123.4 million increase in the 2004-05 revenue forecast is due mainly to:

•	an increase of $736.3 million, or 104.1 per cent, in non-renewable resource revenue; and,

•	an increase of $339.7 million, or 25.6 per cent, in federal transfers.

The $333.6 million increase in the 2004-05 operating expense forecast is due mainly to:

•	an increase of $141.4 million in Agriculture and Food primarily for the funding of the CAIS and BSE programs;

•	an increase of $82.6 million in Learning, including $68.6 million for approved capital projects and $14.0 million in Teachers' Pensions and Benefits; and,

•	an increase of $78.5 million in Health mainly due to funding from the September 2004 First Ministers' Meeting.

The operating expense increases are partially offset by savings of $24.0 million in the forest fire management program.

The $24.0 million decrease in the government debt servicing forecast reflects rate savings on new debt issues, the appreciation of the Canadian dollar versus the U.S. dollar and lower overall borrowing requirements.

2005-06 GRF BUDGET

The 2005-06 GRF Budget represents the 12th consecutive balanced budget on a GRF basis and plans for balanced GRF budgets through to 2007-08.

2005-06 GRF Revenue

Total GRF revenue is expected to be $7.0 billion in 2005-06.

Own-source revenue, which represents $5,780.1 million or 82.5 per cent of total revenue, is composed of:

•	taxes, which account for $3,695.2 million or 52.7 per cent of total revenue;

•	non-renewable resource revenue, which accounts for $1,192.1 million or 17.0 per cent of total revenue;

•	transfers from Crown Entities, which account for $546.0 million or 7.8 per cent of total revenue; and,

•	other own-source revenue, which accounts for $346.8 million or 5.0 per cent of total revenue.

Transfers from the Government of Canada, which represent $1,226.7 million or 17.5 per cent of total revenue, is composed of:

•	transfers for health and social services, which account for $960.1 million or 13.7 per cent of total revenue;

•	Equalization payments, which account for $82.0 million or 1.2 per cent of total revenue; and,

•	other federal transfers, which account for $184.6 million or 2.6 per cent of total revenue.

2005-06 Saskatchewan Provincial Budget

2005-06 GRF Operating Expense

GRF operating expense is expected to be $6.56 billion in 2005-06.

Operating expense will be allocated as follows:

•	Health, $2,892.8 million or 44.1 per cent of operating spending;

•	Learning (including Teachers' Pensions and Benefits), $1,326.7 million or 20.2 per cent of operating spending;

•	Community Resources and Employment, $637.5 million or 9.7 per cent of operating spending;

•	Agriculture and Food, $264.4 million or 4.0 per cent of operating spending;

•	Highways and Transportation, $260.4 million or 4.0 per cent of operating spending; and,

•	remaining departments and agencies, $1,181.9 million or 18.0 per cent of operating spending.

2005-06 GRF Debt Servicing Costs and Total Expense

Government debt servicing costs are expected to be $588.0 million in 2005-06. Total expense (operating expense plus debt servicing costs) is expected to be $7,151.7 million.

2005-06 Fiscal Stabilization Fund Transfer

The 2005-06 Budget estimate incorporates a transfer of $145.0 million from the Fiscal Stabilization Fund (FSF) to the GRF to fund commitments announced in 2004-05, allocate federal pre-funding of health initiatives to the appropriate year and achieve a balanced budget under The Balanced Budget Act.

This reflects the FSF’s role in funding multi-year initiatives. Further information is provided in the Fiscal Stabilization Fund paper on page 70.

Saskatchewan Centennial: Looking Back …

In 1955-56, estimated expenditures were $79,971,810
Health: $22,174,250 (or 27.7% of estimated expenditures) Education: $15,091,910 (18.9%) Social Welfare: $9,092,230 (11.4%) Highways and Transportation: $8,600,000 (10.8%) Agriculture: $2,899,880 (3.6%)

2005-06 Saskatchewan Provincial Budget

2005-06 GRF BUDGET MEDIUM TERM FINANCIAL OUTLOOK

GRF Medium Term Revenue Outlook

GRF revenue is forecast to increase over the next three years at an average annual rate of 2.0 per cent, reaching $7.29 billion in 2007-08.

Own-source revenue is expected to grow at an average annual rate of 0.6 per cent, reaching $5.84 billion by 2007-08.

•	Taxes are expected to grow at an average annual rate of 2.5 per cent, reaching $3,885.6 million by 2007-08.

•	Non-renewable resource revenue is expected to decline at an average annual rate of 7.3 per cent, reaching $1,025.5 million in 2007-08.

•	Transfers from Crown Entities are expected to increase at an average annual rate of 2.2 per cent to $570.1 million in 2007-08.

•	Other own-source revenue is expected to climb at an average annual rate of 2.3 per cent, reaching $362.8 million by 2007-08.

Federal transfers are expected to increase at an average annual rate of 8.8 per cent, reaching $1.45 billion by 2007-08.

GRF Medium Term Spending Outlook

GRF operating expense is forecast to grow at an average annual rate of 2.5 per cent, reaching $6.89 billion in 2007-08.

Interest costs are expected to be $588.0 million in 2005-06. Interest costs are anticipated to increase at an average annual rate of 3.3 per cent to reach $627.0 million by 2007-08 mainly due to higher debt levels.

2005-06 Saskatchewan Provincial Budget

Total spending is composed of operating expense and interest costs. Total spending is projected to be $7.15 billion in 2005-06 and to increase at an average annual rate of 2.5 per cent to reach $7.52 billion by 2007-08.

Over the current four-year period covered by The Balanced Budget Act, the GRF is expected to have a cumulative balance of $289.4 million. Virtually all of this is due to the one-time improvement in 2004-05 financial results. For 2005-06 and the remaining two years, the GRF is expected to incur essentially balanced budgets.

GRF FINANCIAL OUTLOOK

(Millions of Dollars)	2004-05	2005-06	2006-07	2007-08
Revenue	$7,713.9	$7,006.8	$7,086.3	$7,294.8
Operating Expense	6,481.1	6,563.7	6,747.3	6,890.6

Operating Surplus	1,232.8	443.1	339.0	404.2
Servicing Government Debt	590.0	588.0	608.0	627.0

Pre-FSF Balance	642.8	(144.9)	(269.0)	(222.8)
FSF Transfer	(353.5)	145.0	269.0	222.8

GRF Budget Balance	$289.3	$0.1	$0.0	$0.0

GRF Cumulative Balance	$289.3	$289.4	$289.4	$289.4

FSF Balance	$719.5	$574.5	$305.5	$82.7

2005-06 Saskatchewan Provincial Budget

GRF Medium Term Government Debt Outlook

In the 2004-05 Budget, government debt was forecast to rise from $8.3 billion at the end of 2004-05 to $8.5 billion at the end of 2007-08.

As a result of the financial improvement during 2004-05, government debt is now forecast to be $7.7 billion at the end of 2004-05, a reduction of $650 million from the forecast as presented in the 2004-05 Budget. Of this total reduction in 2004-05, $179.3 million was allocated to permanent debt reduction.

Some of the initiatives announced in 2004-05 were multi-year in nature and will be funded through the Fiscal Stabilization Fund. As these initiatives are funded over the next three years via withdrawals from the FSF, government debt will rise. At the end of 2007-08, though, government debt is forecast to be $330 million below the 2004-05 Budget estimate.

Saskatchewan Centennial: Looking Back...

$179.3 million in permanent debt reduction in 2004-05; heading into 2005-06, government debt is at its lowest point in 14 years.

2005-06 Saskatchewan Provincial Budget

2005-06 REVENUE INITIATIVES

INTRODUCTION

The 2005-06 Budget includes a number of measures to improve equity and competitiveness in the application of Saskatchewan’s taxes. First and foremost, it announces the establishment of an independent review of Saskatchewan’s business tax regime. The Government is also introducing an incentive strategy to encourage the development of new oil recovery technologies in Saskatchewan.

This paper provides additional information on each of the revenue initiatives announced in the Budget. As this paper only summarizes these initiatives, the reader is advised to contact Saskatchewan Finance (at 1-800-667-6102) or consult the amending legislation for more precise information.

BUSINESS TAX REVIEW

The Government of Saskatchewan has pursued a business tax strategy of providing targeted tax incentives for key provincial sectors and activities including primary agriculture, small business, manufacturing and processing (M&P), natural resources and research and development.

This strategy has proven to be very successful, particularly for the M&P and resource sectors. For example, Saskatchewan’s M&P tax incentives have contributed to the doubling of Saskatchewan’s manufacturing shipments since 1994, significantly outpacing the national average growth rate.

Last December, the Institute of Chartered Accountants of Saskatchewan presented the Government with a detailed proposal for a business tax review. The Institute noted the success of the Government’s review and reform of personal taxes in 2000 and suggested that a similar review of business taxes could further improve Saskatchewan’s business climate to promote economic development and diversification. Support for a business tax review was also raised at the recent Saskatchewan Centennial Economic Summit.

Building on the success of Saskatchewan’s targeted tax incentive strategy, the Government is establishing a business tax review process. A committee of independent tax experts will soon be appointed to conduct this review over the coming months. Additional information on the committee and the review process will be announced in the near future.

RESOURCE TAXATION ISSUES

Taxation of Resource Trusts

The 2004-05 Budget announced that Saskatchewan would be reviewing, in consultation with the oil and gas industry, the taxation status of resource trusts that own oil and natural gas producing properties in the province. This review was initiated to ensure equitable tax treatment among trusts and corporations involved in similar activities, and to address a growing Corporation Capital Tax (CCT) revenue leakage problem.

2005-06 Saskatchewan Provincial Budget

As a result of this review, the Government will be introducing amendments to the Saskatchewan CCT legislation, effective April 1, 2005, to include resource trusts for the purposes of levying the CCT Surcharge. This initiative will restore tax equity in the Saskatchewan oil and gas industry.

The Government recognizes and appreciates the important investment and job creation role that the oil and gas industry plays in our province. In addition, the Government is committed to continuing to examine the oil and gas taxation and royalty structures to ensure that Saskatchewan can maintain and increase its overall competitiveness for oil and gas industry investment into the economy.

The Government’s proposed review of business taxes will examine all aspects of business taxation, including the CCT and CCT Surcharge. However, royalties will not be examined as part of this review. The industry will be asked to play an important consultative role in this review.

Enhanced Oil Recovery Incentives

The Government recognizes the need for the development of new technologies to improve recovery rates for the 35 billion barrels of known oil reserves in the province. Only about 15 per cent of this oil is recoverable with current technologies. Increasing this recovery percentage in the future will require the development of more innovative and higher-cost technologies.

In order to assist with the development and implementation of new technologies for oil recovery, the Government is introducing new incentives to improve the investment climate for Enhanced Oil Recovery (EOR).

Effective April 1, 2005, the following incentives will be implemented in support of EOR projects in Saskatchewan:

•	A new generic Crown royalty and freehold production tax structure for all new and expanded EOR projects and potential future oil sands and oil shale projects, patterned after the existing CO2 EOR royalty and production tax structure;

•	A renewal of the Saskatchewan Petroleum Research Incentive (SPRI) program for up to five years through fiscal 2009-10, providing a total of $30 million in the form of credits against royalties and production taxes otherwise payable in respect of qualifying pilot-type EOR projects; and,

•	An exemption of PST and Fuel Tax for substances injected into subsurface formations specifically to enhance the recovery of crude oil in approved EOR projects.

The renewal of the SPRI program is designed to provide an additional incentive for companies that utilize the Petroleum Technology Research Centre (PTRC) in Regina to assist with their technology development. The rate of the SPRI credit is therefore being set at 30 per cent of normal eligible expenditures and 50 per cent of eligible expenditures directly involving the PTRC.

As a further initiative in support of EOR, the Government has proposed that the federal government amend its income tax regulations to allow all new and expanded EOR projects to qualify for its existing accelerated Capital Cost Allowance (CCA) deduction for qualifying mine expenditures, including “in-situ” oil sands project expenditures. This accelerated CCA deduction for qualifying EOR project expenditures would further improve the taxation and investment climate for EOR in Saskatchewan.

2005-06 Saskatchewan Provincial Budget

TRANSPORTATION ISSUES

Aviation Fuel Tax

Saskatchewan’s tax on aviation fuel is currently 3.5 cents per litre. To improve the provincial business climate for Saskatchewan’s airlines, aviation fuel dealers and aviation service organizations, the aviation fuel tax rate is being reduced to 1.5 cents per litre, effective midnight Budget night. In addition, also effective midnight Budget night, the tax will no longer apply to aviation fuel used in international flights that have a scheduled stop in Saskatchewan.

Interjurisdictional Trucking Registrations

Interjurisdictional carriers are required to register their vehicles in each jurisdiction in which the vehicle operates. Upon registration, Saskatchewan levies a Prorated Vehicle Tax (PVT) on the vehicle in lieu of the PST. The PVT takes into account the value of the vehicle, the number of kilometres travelled in Saskatchewan and the age of the vehicle. The PVT is applied annually at the time of registration renewal.

To improve equity in the application of the PVT, effective October 1, 2005, interjurisdictional vehicle registrations undertaken by Saskatchewan-based carriers that are cancelled during the registration year will qualify for prorated PVT credits. The carrier will be able to apply the credits against other PVT payable.

OTHER TAXATION MEASURES

EnergyStar® Appliances

Since October 2003, consumers have been able to apply for a rebate of the PST they have paid on the purchase of refrigerators, freezers, dishwashers and clothes washers that have an EnergyStar® certification as an energy-efficient household appliance. This program has proven to be very popular with consumers, but has required them to pay PST when purchasing eligible appliances and then apply for the rebate.

To simplify this process, this initiative is being converted to a point-of-sale exemption. Effective April 1, 2005, the PST will no longer apply to purchases of eligible EnergyStar® appliances. The Department of Finance’s toll-free tax inquiry telephone service will continue to assist retailers in verifying appliance eligibility for the PST exemption.

Fuel Tax

Saskatchewan’s Fuel Tax is collected by fuel suppliers on the Government’s behalf. These companies are currently allowed to deduct up to 0.5 per cent of the tax collected on their fuel sales as an allowance for fuel evaporation and handling costs. In addition to this allowance, companies may also claim compensation for verifiable losses such as fuel theft and large spills.

In recent years there have been significant improvements made in fuel storage tanks and fuel delivery systems, resulting in reductions in the unaccountable losses incurred by fuel suppliers. In recognition of this, the allowance provided to Fuel Tax collectors is being reduced to 0.35 per cent of the tax paid on gasoline and aviation fuel sales and 0.25 per cent of the tax paid on diesel fuel sales, effective April 1, 2005.

2005-06 Saskatchewan Provincial Budget

SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial exemption of farm-use gasoline when purchased in bulk.

In 2001, Saskatchewan’s personal income tax shifted from a complex system of taxes, surtaxes and a low income reduction to a simplified tax structure applied directly to taxable income as defined for federal income tax purposes. Deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, continue to affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

2005-06 Saskatchewan Provincial Budget

The Government of Saskatchewan improved the fairness of its personal income tax system by introducing a progressive three-rate tax structure on taxable income along with increases in provincial non-refundable tax credits. Provincial tax credits generally parallel federal credits, except that Saskatchewan implemented basic and spousal amounts that are higher than their federal counterparts. As a result of indexation, the basic and spousal amounts are $8,404 for the 2005 tax year. In addition, the new provincial tax system introduced a supplement to the age amount, which has increased to $1,051 for the 2005 tax year, and a dependent child amount, which has increased to $2,626 per child for 2005. This paper also provides estimates of the revenue impacts of several of the provincial non-refundable tax credits.

To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small business and a capital tax on larger corporations. The small business corporate income tax rate of five per cent is significantly less than the general corporate income tax rate of 17 per cent. The exemption from Saskatchewan’s capital tax ensures that only the largest corporations in the province are subject to the tax. As a result, over 30,000 corporations filing income tax returns in Saskatchewan are not subject to the capital tax.

To promote economic activity and create jobs, the corporate income tax rate on manufacturing and processing (M&P) profits is reduced by up to seven percentage points, depending upon the level of business activity in Saskatchewan. Saskatchewan also provides an Investment Tax Credit to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

•	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2004 estimates of federal tax expenditures include projections to the year 2006 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

2005-06 Saskatchewan Provincial Budget

2005 SASKATCHEWAN TAX EXPENDITURES

Saskatchewan’s personal income tax system for 2005, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation of 1.7 per cent. This is reflected in the estimates that follow, as is the 2005 enhancement to the Post-Secondary Graduate Tax Credit.

Beginning in 2005, the maximum Corporation Capital Tax exemption has been increased from $17.5 million to $20 million, depending upon the extent of a corporation’s wages and salaries paid in Saskatchewan. This enhancement is also reflected in the following estimates.

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2005. The estimates were calculated using tax collection data and Statistics Canada data.

Saskatchewan Centennial: Looking Back...

Personal Income Tax was introduced in 1932-1933 (known at that time as Relief Income Tax); actual revenue was $403,857.06 (comprising 2.7 per cent of revenue that year.

2005-06 Saskatchewan Provincial Budget

2005 Government of Saskatchewan
Tax Expenditure Accounts
(Value of Tax Expenditures in Millions of Dollars)

Sales Tax
Exemptions
1. Children's clothing and footwear	$8.2
2. Prescription drugs	30.9
3. Electricity	42.8
4. Farm machinery and repair parts	51.2
5. Fertilizer, pesticide and seed	96.3
6. Food
- Restaurant meals and snack foods	55.9
- Basic groceries	118.8
7. Natural gas	41.2
8. Reading materials	12.4
9. Services
- Construction	225.7
- Other	33.8
10. Used goods - exemption amounts	6.6
11. Direct agents	11.0
12. Eligible energy efficient appliances	1.0
13. Toll-free telephone services	0.3
14. Municipal fire trucks	0.1
15. Mineral exploration equipment	0.1

Fuel Tax

1. Exemption for farm activity	$111.8
2. Exemption for heating fuels	19.2
3. Exemption for primary producers	2.2

Personal Income Tax

Deductions from Income
1. Registered Pension Plan contributions	$41.9
2. Registered Retirement Savings Plan contributions	88.5
3. Annual union, professional or like dues	9.9
4. Child care expenses	6.3
5. Moving expenses	1.7
6. Carrying charges	7.0
7. Allowable employment expenses	10.8
8. $500,000 capital gains deduction	25.6

2005-06 Saskatchewan Provincial Budget

Saskatchewan Non-Refundable Tax Credits
1. Basic personal tax credit	$498.1
2. Spousal tax credit	28.6
3. Equivalent-to-spouse tax credit	14.9
4. Age tax credit	35.6
5. Supplement to the age tax credit	10.4
6. Dependent child tax credit	40.0
7. Canada Pension Plan contributions tax credit	47.6
8. Employment Insurance premiums tax credit	18.6
9. Pension income tax credit	9.2
10. Tuition and education tax credit	23.9
11. Student loan interest tax credit	1.3
12. Disability tax credit	7.5
13. Caregiver tax credit	0.7
14. Medical expenses tax credit	17.7
15. Charitable contributions tax credit	29.3
Other Saskatchewan Tax Measures
1. Saskatchewan Sales Tax Credit	$32.0
2. Political Contributions Tax Credit	1.3
3. Post-Secondary Graduate Tax Credit	3.9
4. Mineral Exploration Tax Credit	0.3
5. Labour-sponsored Venture Capital Tax Credit	4.5

Corporation Income Tax

1. Lower tax rate for small business	$150.4
2. Royalty Tax Rebate	14.0
3. Manufacturing and Processing Profits Tax Reduction	15.0
4. Investment Tax Credit for Manufacturing and Processing	17.5
5. Research and Development Tax Credit	10.0

Corporation Capital Tax

1. General exemption of up to $20,000,000	$33.1
2. Exemption for co-operatives, credit unions, family farm
corporations and insurance companies	12.0

2005-06 Saskatchewan Provincial Budget

2005 INTERCITY COMPARISON OF TAXES AND HOUSEHOLD CHARGES

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Two other important factors that affect quality of life are:

•	the level of taxation; and,

•	household costs for rent and mortgages, utilities and auto insurance.

Calculating the combined cost of provincial taxes and typical household charges is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes and household charges for representative families living in Saskatoon, Saskatchewan’s largest city, has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and household charges associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $25,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income.

The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the lowest overall combined taxes and charges of the 10 cities surveyed for each of the representative families.

There are a number of reasons for Saskatoon’s favourable standing in this comparison with other Canadian cities

Saskatchewan has the lowest-cost bundle of basic utility services in Canada for families. The basic utility bundle includes the combined charges for auto insurance, basic telephone service, home heating and electricity.

For the purposes of this comparison, 2004 figures for basic utility services (including Saskatchewan’s utility bundle rebate of $137 per household) are being used as a proxy for the 2005 amounts.

Another factor in Saskatchewan’s favourable standing is that housing costs in Saskatoon associated with mortgage payments and property taxes are among the lowest in Canada. Again, 2004 figures are being used as a proxy for the 2005 amounts. However, the estimates also incorporate Saskatchewan’s education property tax credit, which was announced in January 2005 and will provide an estimated eight per cent reduction to the education portion of property taxes in 2005 and 2006.

2005-06 Saskatchewan Provincial Budget

The combined effect of Saskatchewan’s seven per cent Provincial Sales Tax (PST) rate and the PST’s broad list of personal exemptions means that Saskatchewan families pay amongst the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums that approximate the sales tax paid in Saskatchewan by average families.

Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2005, these representative profiles will pay the following total provincial taxes in Saskatoon:

•	A single person earning $25,000 will pay $2,157 in total provincial taxes, the fifth lowest tax level in Canada;

•	A two-income family earning $50,000 will pay $3,776 in total provincial taxes, the fifth lowest tax level in Canada; and,

•	A two-income family earning $75,000 will pay $6,956 in total provincial taxes, the fourth lowest tax level in Canada.

All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.

2005 Intercity Comparison of Taxes and Household Charges Single Person at $25,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$858	$893	$1,655	$1,724	$923	$1,908	$1,506	$1,425	$1,572	$1,695
Tax Credits and
Rebates	0	0	(101)	(425)	(142)	(597)	0	0	0	0
Health Premiums	540	528	0	0	300	0	0	0	0	0
Retail Sales Tax	435	0	453	526	571	807	902	902	690	954
Gasoline Tax	205	90	150	115	147	167	145	155	140	165

Total Provincial
Taxes	$2,038	$1,511	$2,157	$1,940	$1,799	$2,285	$2,553	$2,482	$2,402	$2,814

Rent	$9,288	$7,860	$5,664	$6,192	$10,644	$6,432	$5,184	$7,344	$5,628	$6,252
Electricity	321	510	556	333	568	373	500	525	718	554
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,409	2,100	912	957	3,386	1,572	1,803	2,194	1,460	2,802
Utility Bundle
Rebate	0	0	(137)	0	0	0	0	0	0	0

Total Household
Charges	$11,327	$10,756	$7,259	$7,785	$14,871	$8,650	$7,751	$10,363	$8,099	$9,871

Total	$13,365	$12,267	$9,416	$9,725	$16,670	$10,935	$10,304	$12,845	$10,501	$12,685

2005-06 Saskatchewan Provincial Budget

2005 Intercity Comparison of Taxes and Household Charges Family at $50,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$1,282	$1,485	$2,402	$2,541	$1,088	$916	$2,722	$2,613	$2,849	$3,096
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	300	0	0	0	0	0
Retail Sales Tax	1,020	0	1,074	1,207	1,323	1,823	1,949	1,949	1,554	2,064
Gasoline Tax	410	180	300	230	294	334	290	310	280	330

Total Provincial
Taxes	$4,008	$2,721	$3,776	$3,578	$3,005	$3,073	$4,961	$4,872	$4,683	$5,490

Mortgage Costs	$14,366	$7,963	$5,124	$5,547	$11,901	$6,566	$4,235	$5,521	$4,630	$4,540
Property Taxes	2,656	1,939	2,275	3,306	3,042	2,712	1,500	2,142	2,200	1,133
Property Tax
Credit	(470)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,528	1,255	1,295	1,400	1,573	2,131	1,970	2,002	1,827	1,848
Energy Rebate	0	(188)	0	0	0	0	0	0	0	0
Electricity	527	793	825	514	848	547	760	827	1,074	805
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,409	2,100	912	957	3,386	1,572	1,803	2,194	1,460	2,802
Utility Bundle
Rebate	0	0	(137)	0	0	0	0	0	0	0

Total Household
Charges	$20,325	$14,148	$10,456	$12,027	$21,023	$13,801	$10,532	$12,986	$11,484	$11,391

Total	$24,333	$16,869	$14,232	$15,605	$24,028	$16,874	$15,493	$17,858	$16,167	$16,881

2005 Intercity Comparison of Taxes and Household Charges Family at $75,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$3,403	$3,844	$5,161	$5,764	$3,432	$6,379	$5,636	$5,610	$5,730	$6,428
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	750	0	0	0	0	0
Retail Sales Tax	1,418	0	1,495	1,677	1,840	2,538	2,711	2,711	2,155	2,872
Gasoline Tax	410	180	300	230	294	334	290	310	280	330

Total Provincial
Taxes	$6,527	$5,080	$6,956	$7,271	$6,316	$9,251	$8,637	$8,631	$8,165	$9,630

Mortgage Costs	$14,366	$7,963	$5,124	$5,547	$11,901	$6,566	$4,235	$5,521	$4,630	$4,540
Property Taxes	2,656	1,939	2,275	3,306	3,042	2,712	1,500	2,142	2,200	1,133
Property Tax
Credit	(470)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,528	1,255	1,295	1,400	1,573	2,131	1,970	2,002	1,827	1,848
Energy Rebate	0	(188)	0	0	0	0	0	0	0	0
Electricity	527	793	825	514	848	547	760	827	1,074	805
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,409	2,100	912	957	3,386	1,572	1,803	2,194	1,460	2,802
Utility Bundle
Rebate	0	0	(137)	0	0	0	0	0	0	0

Total Household
Charges	$20,325	$14,148	$10,456	$12,027	$21,023	$13,801	$10,532	$12,986	$11,484	$11,391

Total	$26,852	$19,228	$17,412	$19,298	$27,339	$23,052	$19,169	$21,617	$19,649	$21,021

2005-06 Saskatchewan Provincial Budget

Taxes and Household Charges – Notes

Tax estimates are calculated for the 2005 calendar year using known changes as of March 1, 2005. Household charges for the bundle of basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2004 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal GST, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (those property tax rebate plans administered through provinces’ income tax systems).

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2002 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by the single tax filer, and 2,000 litres for each of the families.

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2004.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2004 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 4.75 per cent.

Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2004 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures. The property tax credit line refers to property tax credit programs administered by municipalities on property tax notices.

Home Heating charges are based on an annual consumption level of 3,550 m3 of natural gas. For the Atlantic cities, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumer Association of Canada. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same vehicle, same coverage, same claims history and driving record. The Consumers Association of Canada developed the 34 profiles used to create this index. The impact of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions.

2005-06 Saskatchewan Provincial Budget

2005-06 BORROWING AND DEBT

GENERAL REVENUE FUND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in the Budget includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Beginning in the 2004-05 Budget, the Province adopted accrual accounting for capital assets as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. This policy change applies to capital assets directly acquired by the GRF. As a result of this change, government debt may increase as capital assets are acquired. Grants provided to organizations outside the GRF for capital purposes continue to be fully expensed in the year the grant is provided.

During the two years ending March 31, 2006, Crown corporation debt is estimated to increase from $3.6 billion, 9.9 per cent of Gross Domestic Product (GDP) to $3.7 billion, 9.3 per cent of GDP.

Between March 31, 2004 and March 31, 2006, government debt is estimated to fall from $8.1 billion, 22.3 per cent of GDP, to $7.7 billion, 18.9 per cent of GDP.

Saskatchewan Centennial: Looking Back...

From Honourable C.M. Fines’ first Budget Address, March 15, 1945:
“In the pursuit of these policies Saskatchewan will always scrupulously honour its fair and just obligations; it will meticulously safeguard the savings of those who invest in the resources of the province; it will act in accordance with justice at all times.”

2005-06 Saskatchewan Provincial Budget

DEBT OF THE GENERAL REVENUE FUND As at March 31
(Millions of Dollars)	Estimated 2006	Forecast 2005	Actual 2004
Crown Corporation Debt
Gross Debt	$4,024.4	$3,844.7	$3,823.3
Sinking Funds	(267.7)	(239.0)	(211.1)

	$3,756.7	$3,605.7	$3,612.2
Guaranteed Debt	0.5	0.5	5.8

Crown Corporation Debt	$3,757.2	$3,606.2	$3,618.0

Government Debt
Gross Debt	$8,369.1	$8,290.2	$8,768.1
Sinking Funds	(787.1)	(710.4)	(736.4)

	$7,582.0	$7,579.8	$8,031.7
Guaranteed Debt	72.7	71.1	107.6

Government Debt	$7,654.7	$7,650.9	$8,139.3

Debt	$11,411.9	$11,257.1	$11,757.3

Debt is forecast to drop by $500.2 million during 2004-05 and increase by $154.8 million in 2005-06.

Government debt is forecast to decrease by $488.4 million during 2004-05 and increase by $3.8 million in 2005-06.

Crown corporation debt is forecast to decrease by $11.8 million during 2004-05 and increase by $151.0 million during 2005-06, due primarily to increases for the utility Crown corporations.

Government Debt as a percentage of GDP is forecast to decrease over the medium term from 22.3 per cent at March 31, 2004 to 18.6 per cent at March 31, 2008.

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2005-06 borrowing requirements are estimated to be $1,309.0 million, compared to forecast requirements of $1,037.1 million in 2004-05.

Borrowing requirements for government in 2005-06, estimated to be $820.6 million (2004-05 forecast – $586.5 million), are to refinance maturing debt ($747.2 million) and other cash requirements.

Borrowing requirements for Crown corporations in 2005-06 are estimated to be $488.4 million (2004-05 forecast – $450.6 million).

Saskatchewan Centennial: Looking Back...

From Honourable W.J. Patterson Budget Address, February 27, 1939:
“Needless to say, the administration of provincial finances under present conditions is no easy task. There is no magic source from which money can be obtained nor can our difficulties be cured away by the waving of a wand. It is necessary that the business of the Province be conducted with care and prudence, and that every possible economy be practiced. The Government has made a serious and sincere effort to follow that practice in the past and proposes to continue to do so in the future.”

2005-06 Saskatchewan Provincial Budget

Reconciliation of Surplus and Change in Government Debt

The amount by which government debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;

2.	Adjusting for cash required for capital acquisitions;

3.	Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

4.	Adjusting for any reclassification of debt;

5.	Adjusting for foreign exchange rate changes to restate the value of foreign currency denominated debt due to changes in the exchange value of the Canadian dollar;

6.	Adding changes in sinking funds which will be used to repay government debt; and,

7.	Adding the change in government guaranteed debt.

	Estimated 2005-06	Forecast 2004-05
	($ Millions)
Surplus (on Accrual Accounting Basis)	$0.1	$289.3
1. Adjustment to Cash Basis	15.0	34.8
Cash Provided by Operations	$15.1	$324.1
2. Capital Acquisitions	(194.3)	(150.1)
3. Other Cash Sources	105.8	427.3
Cash Available to Reduce Debt	$(73.4)	$601.3
4. Reclassification of Debt [1]	(3.3)	(152.1)
5. Foreign Exchange Adjustment [2]	0.0	33.6
6. Change in Sinking Funds	74.5	(30.9)
7. Change in Guaranteed Debt	(1.6)	36.5
Decrease (Increase) in Government Debt	$(3.8)	$488.4

1	During 2005-06, debt of the former Saskatchewan Property Management Corporation will be reclassified as government debt. During 2004-05, debt of Saskatchewan Opportunities Corporation was reclassified as government debt.

2	An exchange rate of $0.7912 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt at March 31, 2005 and March 31, 2006, compared to $0.7631 U.S. at March 31, 2004.

2005-06 Saskatchewan Provincial Budget

COST OF SERVICING GOVERNMENT DEBT

In addition to interest payments, debt servicing costs include all charges related to the Province’s debt such as the amortization of premiums, discounts, commissions; and gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The servicing costs for government debt are paid by the GRF and are shown in the Estimates as Vote 12.

Servicing costs of debt borrowed on behalf of Crown corporations are also paid by the GRF and are reimbursed by the respective Crown corporations. These costs are shown in the Estimates as Vote 177.

Debt servicing costs, primarily interest payments, associated with the Province’s gross debt are estimated to total $839.0 million in 2005-06, $25.2 million lower than the 2004-05 forecast.

The 2005-06 debt servicing cost estimates are based on 3.0 per cent short-term and 6.0 per cent long-term interest rates. An exchange rate of $0.7912 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt as at March 31, 2005 and March 31, 2006.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2005-06 by approximately $7.3 million.

A one cent change in the value of the Canadian dollar compared to the U.S. dollar from the level assumed in the Budget would change the estimated cost in 2005-06 of servicing government debt by approximately $0.3 million.

COST OF SERVICING DEBT
(Millions of Dollars)	Estimated 2005-06	Forecast 2004-05
Crown Corporation Debt	$251.0	$274.2
Government Debt	588.0	590.0

Total Cost of Servicing Gross Debt	$839.0	$864.2

Saskatchewan Centennial: Looking Back...

In 1948-1949, expenditure totaled $54,608,745; of this amount 13 per cent was allocated for debt charges.

2005-06 Saskatchewan Provincial Budget

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 103 calculates the total debt of government entities by listing both the GRF and the debt to other entities.

SUMMARY STATEMENT OF DEBT As at March 31
(Millions of Dollars)	Estimated 2006	Forecast 2005	Actual 2004
GRF Debt for Crown Corporations	$3,757.2	$3,606.2	$3,618.0
GRF Debt for Government	7,654.7	7,650.9	8,139.3

GRF Debt	$11,411.9	$11,257.1	$11,757.3
Other Debt	421.2	465.8	456.0

Summary Statement of Debt	$11,833.1	$11,722.9	$12,213.3

Saskatchewan Centennial: Looking Back...

The Government’s annual budget first exceeded $100 million in 1956-57. The Government’s annual budget first exceeded $1 billion in 1975-76.

2005-06 Saskatchewan Provincial Budget

FISCAL STABILIZATION FUND

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the province from year to year and to facilitate the accomplishment of long-term objectives.

At the end of 2003-04, the FSF had a balance of $366.0 million. It is expected that $353.5 million will be deposited to the FSF in 2004-05, bringing the balance to $719.5 million at the end of 2004-05.

In 2004-05, the GRF revenue forecast increased by $1,123.4 million, or 17.0 per cent. The increase was due to higher non-renewable resource revenue as a result of higher resource prices and one-time funding from the federal government with respect to the Equalization program and health funding. This extraordinary increase in revenue allowed the Government to invest in several one-time initiatives. Some of these initiatives were expensed in 2004-05 and the remaining initiatives will be expensed in 2005-06 and future years.

To fund the initiatives in the future, a portion of 2004-05 revenue will be transferred to the FSF and withdrawn from the FSF over the next several years.

The federal government has been increasing its use of trust funds, created at or near the end of a fiscal year, to provide multi-year funding designated by federal-provincial agreement to future year programming – in essence “pre-funding” the agreement.

FISCAL STABILIZATION FUND TRANSFERS 2004-05 to 2007-08
(Millions of Dollars)	2004-05	2005-06	2006-07	2007-08
Opening Balance	$366.0	$719.5	$574.5	$305.5
Transfers to GRF
Mid-year Commitments
- Property Tax Relief	110.1	(55.0)	(55.1)	--
- Third Party Capital	72.5	(11.1)	(28.5)	(19.0)
- Smoking Ban Offset	75.0	(40.0)	(25.0)	(10.0)
2003 Health Accord	--	(31.6)	--	--
Wait Times Reduction Transfer	110.8	(19.3)	(36.8)	(36.5)
Public Health and Immunization Trust	11.3	(5.2)	(6.1)	--

Sub-total	$379.7	$(162.2)	$(151.5)	$(65.5)
Other GRF Requirements	(26.2)	17.2	(117.5)	(157.3)

FSF Transfer from (to) GRF	$353.5	$(145.0)	$(269.0)	$(222.8)

FSF Closing Balance	$719.5	$574.5	$305.5	$82.7

2005-06 Saskatchewan Provincial Budget

The 2005-06 transfer from the FSF to the GRF includes three elements related to these trust fund arrangements:

•	the third and final year of funding for diagnostic and medical equipment from a trust fund received and counted as GRF revenue in 2003-04 under the fall 2003 Health Accord;

•	the first of four years of funding for wait times reduction from a trust fund received and counted as GRF revenue in 2004-05 under the 2004 First Ministers’ Meeting on Health Care; and,

•	the second of three years of funding for public health and immunization from a trust fund received and counted as GRF revenue in 2004-05.

One of the effects of this pre-funding is to understate the federal surplus and overstate provincial surpluses in the closing year. Another effect of these trust fund arrangements is the challenge created for provinces in terms of allocating the appropriate funding levels to the designated years. The FSF has become an invaluable aid in ensuring the appropriate allocation is available for the designated purpose in the specified year of a multiple year, pre-funded arrangement.

This growing requirement to allocate lump-sum federal trusts to the appropriate year reinforces the need for the FSF to not only stabilize the GRF position, but also manage multi-year funding.

Saskatchewan Centennial: Looking Back …

From 1925 to 1993, dividends from the retained earnings of the Saskatchewan Liquor Board were used for GRF stabilization. On July 1, 1993, the Saskatchewan Liquor and Gaming Authority was created as a Crown corporation through the amalgamation of the Saskatchewan Liquor Board and the Saskatchewan Gaming Commission. The SLGA dividends served the same purpose as those of the previous SLB, until the Fiscal Stabilization Fund was created on April 1, 2000 as a formal stabilization mechanism. In years where GRF operating surpluses are larger than desired, funds can be transferred to the FSF, increasing its balance. In years where the GRF operating balance is lower than desired, a transfer can be made from the FSF, reducing its balance. With the establishment of the FSF, the entire net income of the SLGA is paid into the GRF as revenue each year. Retained earnings are no longer kept with the SLGA for stabilization purposes.

2005-06 Saskatchewan Provincial Budget

SASKATCHEWAN CENTENNIAL SUMMIT

An idea-filled gathering of business, community, youth leaders and government helped kick off the province’s new century when they gathered in Saskatoon January 23-26 for the Saskatchewan Centennial Summit. Subtitled A New Century of Opportunity, the summit provided a major forum for these groups to celebrate Saskatchewan’s economic successes and explore our future challenges and opportunities.

Approximately 400 leaders from across Saskatchewan and other parts of Canada participated in the summit’s general sessions and discussion groups. They heard presentations on Saskatchewan’s key economic sectors, on labour market and post-secondary education challenges, and on youth entrepreneurship.

This paper identifies some of the issues raised at the summit, and how Budget 2005-06 addresses them.

BUSINESS TAX REVIEW

Key to summit discussions was the issue of competitiveness – participants said Saskatchewan needs to be a more competitive place to do business.

Budget 2005-06 announces government’s commitment for an independent Business Tax Review to look at issues of competitiveness. Government recognizes the importance of a competitive tax environment to attract and retain jobs and investment.

This review acts on the formal proposal for a business tax review submitted by the Institute of Chartered Accountants of Saskatchewan, as well concerns of business leaders raised at the summit.

The review will be similar to the successful personal income tax reform initiative conducted in 1999 that lowered personal income tax rates and improved overall tax fairness. The business tax review will focus on improving the effectiveness and competitiveness of Saskatchewan’s business tax regime in an affordable and sustainable manner.

Summit participants also noted the importance of maintaining a competitive royalty structure to encourage continued investment in the provincial energy and mining sectors.

Further details of the review, including committee membership and mandate, will be announced post-Budget.

LOWER COST OF DOING BUSINESS

Summit participants noted that low business expenses in Saskatchewan are a competitive advantage. Indeed, it is quite affordable for businesses to operate in Saskatchewan.

Saskatchewan applies a number of targeted business tax incentives to assist key provincial sectors of the economy. Saskatchewan levies a lower income tax rate of five per cent on small business, significantly less than the general corporate income tax rate of 17 per cent.

Saskatchewan exempts approximately 30,000 small and medium-sized corporations from the provincial capital tax. This exemption was recently increased to as high as $20 million for Saskatchewan-based corporations.

2005-06 Saskatchewan Provincial Budget

Saskatchewan provides other targeted tax incentives to assist primary agriculture, manufacturing and processing (M&P), film production, natural resources and research and development. In addition, the Provincial Sales Tax (PST) rate is one of the lowest in Canada and Saskatchewan does not apply labour-based levies such as payroll taxes and health care premiums.

This strategy has proven to be very successful in encouraging business development. For example, Saskatchewan’s M&P tax incentives have contributed to the doubling of Saskatchewan’s manufacturing shipments since 1994, outpacing the national average growth rate over the last ten years.

Tax incentives for enhanced oil recovery (EOR) initiatives recently announced by Government will improve the investment climate for the oil and gas industry in Saskatchewan, and spur employment. Saskatchewan youth interested in careers in this field can stay here to pursue those opportunities, instead of heading further west.

As well, the independent business tax review to be undertaken on behalf of the Government will assist in improving Saskatchewan’s tax competitiveness.

THE IMPORTANCE OF INNOVATION

Government agrees with summit participants who stressed the importance of supporting innovation.

Budget 2005-06 provides $137 million in Research and Development funding, which includes $12.4 million for agricultural research, $1 million for the Petroleum Technology Research Centre and $860,000 for expansion of the Geological Core Library.

BUILDING THE FUTURE HERE FOR YOUTH

Saskatchewan’s most valuable resource is its people. With a baby boomer generation on the edge of retirement, youth employment will play an even more critical role in Saskatchewan’s future – in both the immediate and longer term.

Government agrees with summit participants who noted it is important to keep our youth here, in Saskatchewan, and provide them opportunities and incentives to stay – to build the workforce for our next century.

Budget 2005-06 provides numerous initiatives targeted towards youth, starting with a record $1.2 billion in education spending (an increase of $74.4 million or 6.8 per cent).

This year, $160 million will be spent to fund more than 27,000 training spaces, meeting the private sector’s need for trained workers as the present work force retires.

Our universities, federated and affiliated colleges will receive a $16.2 million (6.8 per cent) increase, which includes $6.7 million for the Saskatchewan Centennial University Tuition Grant – allowing universities to hold tuitions at 2004-05 levels – and $888,000 for enhanced and expanded nursing programs as well as College of Medicine enrolment expansion.

SIAST will see a $4.75 million (6.8 per cent) increase for its campuses, which includes $900,000 for expansion of the Nursing Education Program of Saskatchewan.

Budget 2005-06 also provides $6.5 million in new money for youth initiatives that encourage learning and training and building up job skills. This includes $3.4 million to expand the Saskatchewan Bursary program by increasing bursary assistance to 10,000 students, $2 million to increase training opportunities through 1,000

2005-06 Saskatchewan Provincial Budget

additional training seats in JobStart/Future Skills, Basic Education and Apprenticeship programs, and doubling the Centennial Merit Scholarship Program from $500,000 to $1 million for 2005-06 to be matched by post-secondary institutions (and quadrupling it by 2007-08, to $2 million).

The $6.5 million total also includes $150,000 to bring youth interns to Agriculture and Food to work on agri-business development, $100,000 to establish local councils to enhance employer relationships with youth and strengthen involvement in development, design and delivery of K-12 and post-secondary initiatives, and $300,000 in additional funding for digital learning (on-line courses) at the K-12 and post-secondary levels.

We are reserving 86 seats for Saskatchewan students at post-secondary institutions across Canada, including five new seats in Sonography. We are also providing student loans to 16,500 students and an increase in the Graduate Tax Credit for post-secondary grads to $675.

There will be at least 700 jobs for youth created through the Centennial Student Employment Program, and an additional 100 Green Team environment sector summer jobs for students. As well, there are nine work-term placements at government’s Information Technology Office, including six spots for First Nations students.

To encourage entrepreneurship, another issue identified by summit participants, the Small Business Loans Association program will continue its youth component for successful applicants between 18-30 to start up or expand their business.

Budget 2005-06 also includes enhancements to immigration efforts, to bring more qualified workers to Saskatchewan and help build the province and meet future employment demands.

There is $600,000 in new funding including $400,000 to deliver federally cost-shared Enhanced Language Training services, $150,000 to implement an immigration internship pilot project that will facilitate connections between immigrant and refugee job seekers and employers, and $50,000 to enhance settlement agency assessment and referral services for immigrants.

As well, we will nominate for federal approval/entry an estimated 400 immigrants under the Saskatchewan Immigrant Nominee Program.

CROWN INITIATIVES

Our Crowns play a vital role in Saskatchewan by delivering quality utility services and insurance at affordable rates. In fact, Saskatchewan provides the lowest cost utility rate bundle for families in all of Canada. But our Crowns do much more than provide utilities.

This year, the body that oversees Saskatchewan’s commercial Crown corporations, known as Crown Investments Corporation (CIC), will assist in the formation of a new public-private partnership entity – an Entrepreneurial Foundation – to provide Saskatchewan entrepreneurs with access to business mentors and commercial business development resources to assist in building an “investment ready” business plan.

As well, CIC will develop an Entrepreneurial Venture Capital Fund, with private capital and private sector management, which will fill a need by providing venture capital for start-up businesses and business expansions, where other venture capital funding is not available. The fund will be positioned to respond to the “investment ready” business plans that have passed through the Entrepreneurial Foundation.

2005-06 Saskatchewan Provincial Budget

Two major business initiatives from SaskTel will be rolled out over the next few years, providing economical Internet access to rural communities, farms and northern and remote areas of Saskatchewan to let businesses in these regions leverage the same competitive advantage through advanced communication as urban businesses. CommunityNet II will provide wireless high-speed Internet access to a minimum of 71 communities in the province and their surrounding areas over the next three years. The Northern Broadband Network (NBN) initiative, to be completed at the end of 2006, will see the expansion of high-speed Internet to 35 northern communities. Upon completion of these two business initiatives, SaskTel will provide high-speed Internet access to about 86 per cent of the population.

The province’s new investment Crown, Investment Saskatchewan Inc., continues to seek opportunities to invest in companies which will increase economic activity in the province. In 2005, up to $50 million has been earmarked for investment opportunities in provincial businesses that show growth potential and promise commercial return.

As well, there are numerous employment initiatives in the Crown sector targeted towards youth and Aboriginal participation, to build up a skilled workforce representative of Saskatchewan’s diverse makeup:

•	Aboriginal Bursary Program: $2 million in bursaries over five years for Aboriginal students enrolled in FNUC or U of R (to assist 34 students a year; recipients will receive $2,500/semester)

•	Gradworks: hiring 250 interns over five years through the Gradworks program, to provide post-secondary graduates with internships in Crown corporations. CIC will pay gross salary of $2,300/month, which Crowns may top up. 85 participants are targeted for 2005.

•	U of S Math & Science Enrichment Program For Aboriginal Students: will serve as an important bridge to careers that require a background in mathematics and science, providing a structured and supportive learning environment for up to 50 Aboriginal students each year. $1.05 million over five years dedicated to this (for instructors, elders), with program starting in fall of 2005.

NEXT STEPS

The summit provided Government with keen insight into the concerns of business and others who, like Government, want to see Saskatchewan grow and prosper.

Summit feedback will help form a new economic development strategy for Saskatchewan, and will influence the direction of future provincial budgets.

Budget 2005-06 provides funding and programs that address numerous issues raised at the summit, that will help Saskatchewan flourish. Further, Government will expand on its progress to date, developing new initiatives as part of its longer term planning.

2005-06 Saskatchewan Provincial Budget

2005-06 Saskatchewan Provincial Budget

1 0 0  Y E A R S   O F  H E A R T

2005 – 2006 PROVINCIAL BUDGET

GENERAL REVENUE FUND (GRF) BUDGET DETAILS

GENERAL REVENUE FUND

Statement of Operations and Accumulated Deficit

	(thousands of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Revenue	$7,006,800	$7,713,900	$6,590,500
Operating Expense	6,563,731	6,481,052	6,147,533 [1]

Operating Surplus	$443,069	$1,232,848	$442,967
Debt Servicing	(588,000)	(590,000)	(614,000)
Transfer from (to) Fiscal Stabilization Fund	145,000	(353,500)	171,100

Surplus for the Year	$69	$289,348	$67
Accumulated Deficit, Beginning of Year	(5,179,793)	(5,469,141)	(5,469,141)
Transfer of Saskatchewan Property Management
Corporation Equity	337,917 [2]	--	--

Accumulated Deficit, End of Year	$(4,841,807)	$(5,179,793)	$(5,469,074)

1	2004-05 includes $13.0M provided to the Department of Health by Further Estimates.
2	For 2005-06, the Saskatchewan Property Management Corporation is disestablished and its assets and liabilities are transferred to the General Revenue Fund. The equity of the Corporation includes non-financial assets of $388,479K and net financial liabilities of $50,562K.

GENERAL REVENUE FUND

Statement of Change in Net Debt

	(thousands of dollars)
	Estimated 2005-06		Forecast 2004-05		Estimated 2004-05

Annual Surplus	$69		$289,348		$67
Acquisition of Capital Assets	(194,315)		(150,106)		(146,781)
Amortization of Capital Assets	141,991		106,248		104,263

(Increase) Decrease in Net Debt from Operations	$(52,255)		$245,490		$(42,451)
Change due to transfer from government organizations	(50,562	) [1]	(157,682	) [2]	(151,872	) [2]
Net Debt at Beginning of Year	(6,968,418)		(7,056,226)		(7,056,226)

Net Debt at End of Year	$(7,071,235)		$(6,968,418)		$(7,250,549)

1	This change reflects the transfer of the net financial liabilities of the Saskatchewan Property Management Corporation to the General Revenue Fund.
2	This change reflects the cancellation of General Revenue Fund loans to the Saskatchewan Opportunities Corporation in exchangefor capital assets of comparable value.

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Statement of Cash Flow

	(thousands of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Operating Activities
Surplus for the Year	$69	$289,348	$67
Add Non-cash Items:
Amortization of Foreign Exchange Loss	1,859	1,659	4,596
Amortization of Capital Assets	141,991	106,248	104,263
Loss (Gain) on Loans and Investments	864	(4,073)	1,385
Net Change in Non-cash Operating Activities	(86,936)	(28,647)	(184,345)
Earnings Retained in Sinking Funds	(42,789)	(40,459)	(45,871)

Cash Provided by (used for) Operating Activities	$15,058	$324,076	$(119,905)

Capital Activities
Acquisition of Capital Assets	$(194,315)	$(150,106)	$(146,781)

Cash Provided by (used for) Capital Activities	$(194,315)	$(150,106)	$(146,781)

Lending and Investing Activities
Receipts	$419,256	$447,728	$446,215
Disbursements	(654,647)	(608,003)	(421,952)

Cash Provided by (used for) Lending and Investing Activities	$(235,391)	$(160,275)	$24,263

Financing Activities
Borrowing	$1,308,983	$1,037,114	$1,449,736
Debt Repayment	(1,050,253)	(1,429,144)	(1,343,502)
Increase (Decrease) in Deposits Held	(145,000)	365,315	(191,100)

Cash Provided by (used for) Financing Activities	$113,730	$(26,715)	$(84,866)

(Decrease) Increase in Cash	$(300,918)	$(13,020)	$(327,289)

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Schedule of Revenue

	(thousands of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Taxes
Corporation Capital	$373,700	$367,300	$357,300
Corporation Income	322,100	257,700	249,800
Fuel	365,400	363,100	363,100
Individual Income	1,361,900	1,327,000	1,292,200
Sales	1,019,000	991,700	1,016,700
Tobacco	169,000	182,000	184,200
Other	84,100	82,600	80,600

Taxes	$3,695,200	$3,571,400	$3,543,900

Non-Renewable Resources
Natural Gas	$191,400	$212,300	$138,400
Oil	656,300	901,200	400,800
Potash	293,000	280,600	125,200
Other	51,400	49,600	43,000

Non-Renewable Resources	$1,192,100	$1,443,700	$707,400

Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$175,000	$268,000	$250,000
Saskatchewan Liquor and Gaming Authority	330,700	348,000	365,400
Other Enterprises and Funds	40,300	48,400	48,700

Transfers from Crown Entities	$546,000	$664,400	$664,100

Other Revenue
Fines, Forfeits and Penalties	$13,100	$10,900	$11,700
Interest, Premium, Discount and Exchange	45,900	53,100	47,600
Motor Vehicle Fees	125,700	121,000	127,100
Other Licences and Permits	46,100	54,500	44,800
Sales, Services and Service Fees	83,400	83,200	84,500
Transfers from Other Governments	16,600	16,600	15,700
Other	16,000	29,700	18,000

Other Revenue	$346,800	$369,000	$349,400

Own-Source Revenue	$5,780,100	$6,048,500	$5,264,800

Transfers from the Government of Canada
Canada Health Transfer	$551,900	$453,100	$419,400
Canada Social Transfer	299,700	263,500	259,300
Health Reform Transfer	108,500	46,900	46,700
Equalization Payments	82,000	581,600	442,500
Other	184,600	320,300	157,800

Transfers from the Government of Canada	$1,226,700	$1,665,400	$1,325,700

Revenue	$7,006,800	$7,713,900	$6,590,500

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Schedule of Expense

	(thousands of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Executive Branch of Government
Agriculture and Food	$264,353	$404,792	$263,422
Community Resources and Employment	637,510	602,766	602,766
Corrections and Public Safety	123,196	119,883	118,887
Culture, Youth and Recreation	57,206	57,875	42,161
Environment	172,036	137,697	161,671
Executive Council	8,303	7,733	7,362
Finance	39,914	37,110	37,393
- Public Service Pensions and Benefits [1]	213,874	208,660	204,263
First Nations and Metis Relations	42,502	45,861	45,861
Government Relations	161,488	147,302	149,247
Health	2,892,799	2,778,928	2,700,416	[2]
Highways and Transportation	260,353	259,805	252,285
Industry and Resources	62,385	72,273	55,764
Information Technology Office	4,587	4,324	2,609
Justice [3]	211,932	202,592	199,907
Labour	14,770	14,201	14,201
Learning	1,171,497	1,165,665	1,097,140
- Teachers' Pensions and Benefits	155,174	133,148	119,123
Northern Affairs	5,487	5,280	5,232
Property Management	11,036	--	--
Public Service Commission	8,761	8,351	8,351
Rural Development	6,626	6,357	6,357
Saskatchewan Property Management Corporation	--	24,278	16,808
Saskatchewan Research Council	8,190	7,779	7,779
Legislative Branch of Government
Chief Electoral Officer	791	814	761
Children's Advocate	1,206	1,150	1,150
Conflict of Interest Commissioner	122	122	122
Information and Privacy Commissioner	488	387	387
Legislative Assembly	19,539	18,583	18,772
Ombudsman	1,666	1,581	1,581
Provincial Auditor	5,940	5,755	5,755

Operating Expense	$6,563,731	$6,481,052	$6,147,533
Debt Servicing	588,000	590,000	614,000

Expense	$7,151,731	$7,071,052	$6,761,533

1	Includes public service pension expenses related to all branches of government (executive, legislative and judicial).
2	2004-05 includes $13.0M provided by Further Estimates.
3	Includes expenses for the judicial branch of government

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2006	Estimated Sinking Funds 2006	Estimated Debt 2006	Forecast Debt 2005	Estimated Debt 2005

Crown Corporation Debt
Crown Investments Corporation
of Saskatchewan	$--	$--	$--	$--	$32,800
Education Infrastructure
Financing Corporation	--	--	--	--	3,386
Information Services Corporation
of Saskatchewan	38,980	--	38,980	48,980	52,680
Investment Saskatchewan
Incorporated	20,919	(6,268)	14,651	14,988	14,988
Municipal Financing
Corporation of Saskatchewan	12,000	(107)	11,893	11,947	14,947
Saskatchewan Crop
Insurance Corporation	184,000	--	184,000	217,000	165,000
Saskatchewan Housing Corporation	83,004	(4,645)	78,359	79,178	79,167
Saskatchewan Opportunities
Corporation	1,700	--	1,700	--	--
Saskatchewan Power Corporation	2,417,537	(176,971)	2,240,566	2,118,281	1,892,154
Saskatchewan Property
Management Corporation	--	--	--	3,305	3,326
Saskatchewan Telecommunications
Holding Corporation	453,574	(44,544)	409,030	354,278	386,980
Saskatchewan Water Corporation	65,797	(3,607)	62,190	55,578	60,772
SaskEnergy Incorporated	746,934	(31,599)	715,335	702,117	735,456

Crown Corporation Debt	$4,024,445	$(267,741)	$3,756,704	$3,605,652	$3,441,656
Government Debt	8,369,130	(787,120)	7,582,010	7,579,784	8,285,865

Debt	$12,393,575	$(1,054,861)	$11,338,714	$11,185,436	$11,727,521
Guaranteed Debt	73,221	--	73,221	71,655	76,123

Debt plus Guaranteed Debt	$12,466,796	$(1,054,861)	$11,411,935	$11,257,091	$11,803,644

Crown Corporation Purpose	$4,024,965	$(267,741)	$3,757,224	$3,606,177	$3,446,788
Government Purpose	8,441,831	(787,120)	7,654,711	7,650,914	8,356,856

Debt plus Guaranteed Debt	$12,466,796	$(1,054,861)	$11,411,935	$11,257,091	$11,803,644

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Borrowing for Crown Corporations
Crown Investments Corporation of Saskatchewan	$--	$--	$32,800
Education Infrastructure Financing Corporation	--	--	3,900
Municipal Financing Corporation of Saskatchewan	5,000	7,000	10,000
Saskatchewan Crop Insurance Corporation	--	40,000	--
Saskatchewan Opportunities Corporation	1,700	--	--
Saskatchewan Power Corporation	236,500	350,000	101,600
Saskatchewan Telecommunications Holding Corporation	95,000	--	30,400
Saskatchewan Water Corporation	13,000	3,600	8,800
SaskEnergy Incorporated	137,200	50,000	68,100

Borrowing for Crown Corporations	$488,400	$450,600	$255,600
Borrowing for Government	820,583	586,514	1,194,136

Borrowing Requirements	$1,308,983	$1,037,114	$1,449,736

2005-06 Saskatchewan Provincial Budget

GENERAL REVENUE FUND

Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2006	Forecast 2005	Estimated 2005

Guaranteed Debt for Crown Corporations
The Power Corporation Act
Scotiabank	$--	$--	$4,263
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	20	25	35
The Saskatchewan Development Fund Act
Guaranteed Investments	400	400	680
The Saskatchewan Telecommunications Act
TeleBonds (matured)	100	100	154

Guaranteed Debt for Crown Corporations	$520	$525	$5,132

Other Guaranteed Debt
The Economic and Co-operative Development Act
Vanguard Inc.	$1,250	$1,250	$--
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	22,000	20,000	18,901
Feeder Associations Loan Guarantees	14,000	12,000	12,219
Agricultural Income Disaster Assistance Program	8	16	12
Individual Feedlot Loan Guarantees	7,000	4,000	2,500
Feedlot Construction Loan Guarantees	5,000	2,000	2,000
Enhanced Feeder Loan Guarantees	1,000	--	1,500
Feedlot Equity Loan Guarantees	3,000	1,000	1,000
The Housing and Special Care Homes Act
Senior Citizens' Housing	35	38	38
The Industry and Commerce Development Act
Saskferco Products Inc.	--	--	1,540
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	19,307	30,700	31,230
The Student Assistance and Student Aid Fund Act	101	126	51

Other Guaranteed Debt	$72,701	$71,130	$70,991

Guaranteed Debt	$73,221	$71,655	$76,123

2005-06 Saskatchewan Provincial Budget

1 0 0  Y E A R S   O F  H E A R T

2005 – 2006 PROVINCIAL BUDGET

SUMMARY FINANCIAL BUDGET DETAILS

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Treasury Board Organizations
General Revenue Fund (GRF)	$0.1	$289.3	$0.1
Fiscal Stabilization Fund	(145.0)	353.5	(171.1)
Agricultural Credit Corporation of Saskatchewan	3.2	3.7	3.7
Community Initiatives Fund	(2.5)	(2.3)	(2.1)
Liquor and Gaming Authority	330.7	348.0	365.4
Regional Colleges	(1.9)	1.5	(0.2)
Regional Health Authorities	(8.5)	14.9	(7.9)
Saskatchewan Agricultural Stabilization Fund	(16.2)	7.3	0.3
Saskatchewan Cancer Foundation	(3.2)	(2.7)	(4.2)
Saskatchewan Communications Network Corporation	--	(0.2)	--
Saskatchewan Gaming Corporation	31.2	38.2	39.1
Saskatchewan Health Information Network	18.0	2.4	(2.2)
Saskatchewan Housing Corporation	(1.8)	(0.7)	(0.7)
Saskatchewan Institute of Applied Science and Technology	(1.2)	3.8	--
Saskatchewan Property Management Corporation	--	2.0	2.0
Saskatchewan Research Council	0.1	0.2	0.2
Saskatchewan Student Aid Fund	--	2.9	0.5
Saskatchewan Watershed Authority	(0.3)	(0.7)	(2.9)
Other Organizations	(7.3)	(2.3)	(12.6)
Interagency Accounting Adjustments	(30.0)	(2.5)	(3.4)
Adjustment to account for pension costs on an accrual basis	(107.8)	(114.4)	(135.1)

	$57.6	$941.9	$68.9
Dividends included in GRF surplus	(361.9)	(386.2)	(404.5)

Surplus (Deficit) of Treasury Board Organizations	$(304.3)	$555.7	$(335.6)

Crown Management Board Organizations
Crown Investments Corporation (non-consolidated) [1]	$(53.4)	$(31.0)	$(5.8)
Information Services Corporation	5.3	8.3	1.5
Investment Saskatchewan Inc.	14.1	19.3	31.4
SaskEnergy Incorporated	88.3	107.8	101.9
Saskatchewan Government Insurance	32.0	41.7	24.1
Saskatchewan Opportunities Corporation	5.7	6.1	1.7
Saskatchewan Power Corporation	83.0	65.9	112.0
Saskatchewan Telecommunications Holding Corporation	94.2	94.5	41.0
Saskatchewan Transportation Company	(0.6)	(0.1)	(0.8)
Saskatchewan Water Corporation	(1.7)	(1.5)	(1.4)
Other	(2.0)	0.4	0.9

	$264.9	$311.4	$306.5
Dividends included in GRF surplus	(175.0)	(268.0)	(250.0)

Retained Surplus of Crown Management Board Organizations	$89.9	$43.4	$56.5

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(214.4)	$599.1	$(279.1)

2005-06 Saskatchewan Provincial Budget

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(214.4)	$599.1	$(279.1)

Not-for-Profit Insurance Organizations
Saskatchewan Auto Fund	$(5.6)	$125.3	$(19.8)
Saskatchewan Crop Insurance Corporation	--	(0.8)	--
Crop Reinsurance Fund of Saskatchewan	32.9	(46.6)	12.4
Workers Compensation Board	14.0	45.5	(10.3)

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$41.3	$123.4	$(17.7)

Surplus (Deficit)	$(173.1)	$722.5	$(296.8)
Accumulated Deficit, Beginning of Year	(4,663.1)	(5,385.6)	(5,385.6)

Accumulated Deficit, End of Year	$(4,836.2)	$(4,663.1)	$(5,682.4)

1	Excludes dividend revenue from subsidiaries and accounts for investment income on an equity basis.

2005-06 Saskatchewan Provincial Budget

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Changes in Net Debt

	(millions of dollars)
	Estimated 2005-06	Forecast 2004-05	Estimated 2004-05

Surplus (Deficit)	$(173.1)	$722.5	$(296.8)
Amortization Expense	295.8	297.5	260.9
Acquisition of Capital Assets	(337.9)	(440.5)	(289.2)

Decrease (Increase) in Net Debt	$(215.2)	$579.5	$(325.1)
Net Debt, Beginning of Year	(8,729.5)	(9,309.0)	(9,309.0)

Net Debt, End of Year	$(8,944.7)	$(8,729.5)	$(9,634.1)

The government’s investment in Meadow Lake Pulp Limited Partnership is now accounted for in the same manner as a government service organization. The non-financial assets of this organization are included in the Forecast 2004-05 acquisition of capital assets.

GOVERNMENT OF SASKATCHEWAN

Restatement March 31, 2004 Net Debt and Accumulated Deficit

(millions of dollars)
March 31, 2004

Accumulated Deficit [1]	$(9,287.4)
Prepaid Expenses included in Accumulated Deficit	(21.6)

Net Debt	$(9,309.0)
Capital Assets [1]	$3,823.3
Inventories	78.5
Prepaid Expenses	21.6

Accumulated Deficit - (full accrual basis)	$(5,385.6)

1	Amounts are from the 2003-04 Public Accounts restated for the inclusion of Saskatchewan Association of Health Organizations in the government reporting entity.

2005-06 Saskatchewan Provincial Budget

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Financial Position
As at March 31

	(millions of dollars)
	Estimated 2006	Estimated 2005

Financial Assets
Cash and Cash Equivalents	$187.8	$174.4
GRF Loans to Non-government Organizations	24.0	25.8
Other Financial Assets	774.1	727.3
Investment in Treasury Board Organizations	820.0	337.3
Investment in Crown Management Board Organizations	6,990.3	6,481.2

	$8,796.2	$7,746.0

Liabilities
GRF - Government Purpose Debt	$7,582.0	$8,285.9
Debt of Other Treasury Board Organizations	439.9	430.9
Debt of Crown Management Board Organizations	3,667.4	3,296.6
Unamortized Foreign Exchange Loss	(23.0)	(45.4)
Pension Liabilities	4,274.9	4,187.7
Other Liabilities	1,799.8	1,224.4

	$17,741.0	$17,380.1

Net Debt	$(8,944.8)	$(9,634.1)

Non-Financial Assets
Capital Assets	$4,002.5	$3,851.6
Inventories	84.5	78.5
Prepaid Expenses	21.6	21.6

	$4,108.6	$3,951.7

Accumulated Deficit	$(4,836.2)	$(5,682.4)

2005-06 Saskatchewan Provincial Budget

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt [1] 2006	Estimated Other Debt 2006	Estimated Total 2006	Forecast Total 2005	Estimated Total 2005

Treasury Board Organizations
GRF - Government Purpose Debt	$7,582.0	$--	$7,582.0	$7,579.8	$8,285.9

Agricultural Credit Corporation of Saskatchewan	--	--	--	--	--
Education Infrastructure Financing Corporation	--	--	--	--	3.4
Municipal Financing Corporation
of Saskatchewan	11.9	--	11.9	11.9	14.9
Regional Health Authorities	--	118.8	118.8	121.6	121.7
Saskatchewan Crop Insurance Corporation	184.0	--	184.0	217.0	165.0
Saskatchewan Gaming Corporation	--	32.9	32.9	28.6	28.6
Saskatchewan Housing Corporation	78.4	13.9	92.3	94.0	94.0
Saskatchewan Property
Management Corporation	--	--	--	3.3	3.3

Debt of Other Treasury Board Organizations	$274.3	$165.6	$439.9	$476.4	$430.9

Crown Management Board Organizations
Crown Investments Corporation
of Saskatchewan	$--	$--	$--	$--	$32.8
Information Services Corporation	39.0	--	39.0	49.0	52.7
Investment Saskatchewan Inc.	14.6	49.6	64.2	80.1	15.0
Saskatchewan Opportunities Corporation	1.7	--	1.7	--	--
Saskatchewan Power Corporation	2,240.6	120.1	2,360.7	2,241.0	2,001.5
Saskatchewan Telecommunications
Holding Corporation	409.0	10.5	419.5	367.3	392.6
Saskatchewan Water Corporation	62.2	--	62.2	55.6	60.8
SaskEnergy Incorporated	715.3	4.8	720.1	706.9	740.2
Other CMB Organizations	--	--	--	--	1.0

Debt of Crown Management
Board Organizations	$3,482.4	$185.0	$3,667.4	$3,499.9	$3,296.6

Debt	$11,338.7	$350.6	$11,689.3	$11,556.1	$12,013.4
Guaranteed Debt	73.2	70.6	143.8	166.8	186.5

Debt plus Guaranteed Debt	$11,411.9	$421.2	$11,833.1	$11,722.9	$12,199.9

Government Purpose Debt	$7,654.7	$--	$7,654.7	$7,650.9	$8,356.9
Other Treasury Board Organizations	274.7	194.6	469.3	517.8	462.6
Crown Management Board Organizations	3,482.5	226.6	3,709.1	3,554.2	3,380.4

Debt plus Guaranteed Debt	$11,411.9	$421.2	$11,833.1	$11,722.9	$12,199.9

1	Debt obtained by the General Revenue Fund for its own use or on behalf of Crown corporations. The amount is net of sinking funds. Debt repayable in foreign currency is restated in Canadian dollars equivalents.

2005-06 Saskatchewan Provincial Budget

GOVERNMENT OF SASKATCHEWAN

Notes to the Summary Financial Budget

Reporting Entity

The summary financial budget reports the expected financial activities of the General Revenue Fund and organizations controlled by government. This reporting entity is the same as what is used in the government’s Summary Financial Statements in the Public Accounts.

Method of Consolidation

There are two basic methods of combining the activities of organizations in the reporting entity. One is to combine each organization on a line-by-line basis where all assets, liabilities, revenue, and expenses are added together and significant inter-organization balances and transactions are eliminated. The other approach is referred to as the modified equity method where the equity and net income of each organization is combined with the central organization, the General Revenue Fund. Both methods arrive at the same bottom-line financial results and position.

The Public Accounts uses both methods. A line-by-line consolidation is used for government service organizations like regional health authorities and the modified equity method is used for government business enterprises, like SaskPower.

The summary financial budget combines all organizations on a modified equity basis for the purposes of calculating the Government’s surplus.

Accounting Policies

Except for the approach to consolidation, the summary financial budget uses the same accounting policies as employed by the Summary Financial Statements which adhere to those accounting policies recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Surplus and Changes in Net Debt

Surplus is the excess of government revenue over expenses. Change in Net Debt is the difference between government revenue and expenditures. The main difference between expenses and expenditures is the treatment of capital assets. The capital asset expense is the consumption of those assets in providing public service. This expense is referred to as capital amortization. Expenditure measures the cost of acquiring the capital asset.

Capital Assets

The financial information on capital assets displayed in the summary financial budget relate only to those capital assets owned and utilized by the General Revenue Fund and other government service organizations. Capital assets owned by government business enterprises are included in the government’s investment in government organization amounts. The 2003-04 Public Accounts indicated that the value of capital assets of government business enterprises is in excess of $5.3 billion.

2005-06 Saskatchewan Provincial Budget

Treasury Board Organizations

These organizations are subject to review by Treasury Board. Some organization such as the Saskatchewan Watershed Authority, receive direct review. Other organizations are reviewed directly by government departments and therefore the review by Treasury Board is indirect. All Treasury Board organizations are government service organizations except for the Saskatchewan Liquor and Gaming Authority and the Saskatchewan Gaming Corporation. Government service organizations exist primarily to provide public service not to generate self-sustaining revenue. Therefore, most government service organizations receive a portion of their revenue from the General Revenue Fund.

Crown Management Board Organizations

These organizations are subject to review by Crown Management Board. Most of these organizations are considered government business enterprises and generate self-sustaining revenues that are primarily commercial in nature. They do not require funding from the General Revenue Fund. Some Crown Management Board corporations like Saskatchewan Transportation Corporation are government service organizations and usually require a grant or subsidy (typically from Crown Investments Corporation) to sustain their operations.

Not-for-Profit Insurance Organizations

These organizations are intended to be actuarially sound over the long term. These organizations are not intended to have losses or gains from operations in an “average” year. They will adjust their rates to ensure that they will break even over the longer term. The General Revenue Fund does not take a dividend from these organizations.

2005-06 Saskatchewan Provincial Budget